File No. 82-5215

(Summary translation)

Annual Securities Report Including Financial Statements Under Japanese GAAP For the Year Ended March 31, 2007

Matsui Securities Co., Ltd.

1-4, Kojimachi, Chiyoda-ku, Tokyo, Japan

07027468

Filed with the Director of the Kanto Local Finance Bureau

On June 25, 2007

dw 10/22

1 Information on the Company

Part 1 Outlook for the Company's Status

1 Major Business Indices

(1) Consolidated Business Indices

		Year Ended March 31, 2003	Year Ended March 31, 2004	Year Ended March 31, 2005	Year Ended March 31, 2006	Year Ended March 31, 2007
Operating revenues	(Millions of Yen)	13,425	25,036	36,918	57,072	43,691
Net operating revenues	(Millions of Yen)	12,151	23,738	34,623	54,150	40,708
Ordinary income	(Millions of Yen)	3,518	14,016	22,571	37,062	22,720
Net income	(Millions of Yen)	1,485	7,280	12,645	20,650	13,444
Shareholders' equity	(Millions of Yen)	32,033	39,162	49,715	67,645	75,281
Total assets	(Millions of Yen)	169,904	488,166	703,456	1,067,210	839,475
Shareholders' equity per share	(Yen)	363.80	439.36	557.20	252.17	279.70
Earnings per share	(Yen)	16.94	81.50	140.98	77.11	50.02
Fully diluted earnings per share	(Yen)	16.66	76.99	125.56	68.78	44.73
Shareholders' equity ratio	(%)	18.9	8.0	7.1	6.3	9.0
Return on equity	(%)	4.7	20.5	28.5	35.2	18.8
Price earnings ratio	(Times)	54.73	39.88	30.39	21.17	20.65
Cash flows from operating activities	(Millions of Yen)	(6,236)	(87,829)	(25,019)	(30,650)	(30,991)
Cash flows from investing activities	(Millions of Yen)	(2,280)	(1,290)	(1,026)	(949)	(1,074)
Cash flows from financing activities	(Millions of Yen)	6,034	113,875	57,552	72,750	5,499
Cash and cash equivalents at end of period	(Millions of Yen)	4,989	29,744	61,251	102,403	75,837
Number of employees [Average temporary staff]		171 [44]	169 [42]	148 [34]	126 [84]	109 [200]

Note:

1. The Company split its stock three-for-one on May 17, 2005 for the shareholders as of March 31, 2005, and the stock prices as of March 31, 2005 are those of ex-rights. The price earnings ratio for the year ended March 31, 2005 is calculated by multiplying the ex-rights price by the split ratio.
2. The Company has adopted "Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 5) and "Guideline for the application of Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 8) for the year ended March 31, 2007.

(2) Non-Consolidated Business Indices

		Year Ended March 31, 2003	Year Ended March 31, 2004	Year Ended March 31, 2005	Year Ended March 31, 2006	Year Ended March 31, 2007
Operating revenues [Commissions]	(Millions of Yen)	13,425 [10,240]	25,036 [20,206]	36,918 [27,083]	57,072 [42,477]	43,691 [26,936]
Net operating revenues	(Millions of Yen)	12,151	23,738	34,623	54,150	40,708
Ordinary income	(Millions of Yen)	3,505	14,007	22,559	37,052	22,709
Net income	(Millions of Yen)	1,478	7,275	12,638	20,644	13,449
Capital stock	(Millions of Yen)	11,405	11,463	11,469	11,750	11,922
Total shares outstanding	(1,000 shares)	88,051	88,967	89,055	268,281	269,183
Shareholders' equity	(Millions of Yen)	31,987	39,112	49,658	67,581	75,222
Total assets	(Millions of Yen)	169,857	488,111	703,393	1,067,143	839,414
Shareholders' equity per share	(Yen)	363.29	438.80	556.56	251.93	279.48
Annual dividends per share [Interim dividends per share]	(Yen)	5.04 [—]	24.54 [—]	42.58 [—]	23.09 [—]	23.00 [—]
Earnings per share	(Yen)	16.86	81.44	140.90	77.08	50.04
Fully diluted earnings per share	(Yen)	16.58	76.93	125.49	68.76	44.75
Shareholders' equity ratio	(%)	18.8	8.0	7.1	6.3	9.0
Return on equity	(%)	4.7	20.5	28.5	35.2	18.8
Price earnings ratio	(Times)	54.99	39.90	30.40	21.17	20.64
Dividend payout ratio	(%)	30.03	30.01	30.00	30.00	46.0
Capital adequacy ratio	(%)	830.4	436.1	371.5	346.0	432.9
Number of employees [Average temporary staff]		171 [44]	166 [41]	147 [33]	125 [83]	108 [199]

Note:

1. Capital adequacy ratio is calculated with appropriated retained earnings being deduced from tier I capital.
2. Dividend payout ratio for the year ended March 31, 2006 and the previous years is calculated by dividing total amount of dividends by net income.
3. The Company split its stock three-for-one on May 17, 2005 for the shareholders as of March 31, 2005, and the stock prices as of March 31, 2005 are those of ex-rights. The price earnings ratio for the year ended March 31, 2005 is calculated by multiplying the ex-rights price by the split ratio.
4. The Company has adopted "Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 5) and "Guideline for the application of Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 8) for the year ended March 31, 2007.

2 Company's History

Translation omitted.

3 Company's Business

Translation omitted.

4 Affiliated Companies

Name	Address	Common stock	Business involved	Holding of the Company's voting right	Relationship details
(Consolidated subsidiary) Matsui Real Estate Co., Ltd.	Chuo-ku, Tokyo, Japan	100 million yen	Administration and rental of real estate	100%	4 executive officers (directors and an auditor) are appointed as directors and an auditor of Matsui Real Estate Co., Ltd. Matsui Real Estate Co., Ltd. rents its real estates to the Company and partly maintains the Company's facilities.

5 Employees

(1) Consolidated Company

The Company and its consolidated company employ 109 employees and 200 temporary employees.

(2) Non-Consolidated Company

The Company employs 108 employees and 199 temporary employees. The average age is 34.7, the average length of service of employees is 7.7 years and the average of their annual compensation is 6,931 thousand yen.

(3) Employees' Union

The Company has been maintaining a good relationship with the Matsui Securities Co., Ltd. Employees' Union. The total number of Union members is 62.

Part 2 Outlook for the Company's Business

1 Outlook for the Company's Business Results

Translation omitted.

2 Problems and Challenges to the Company's Business

Translation omitted.

3 Business Risk

Translation omitted.

4 Important Contracts for the Company's Business

Contract term	Title	Counterparty	Content
From February 2007 to May 2009	Contract on the information processing	CSK Securities Service Co., Ltd.	Information services on securities services
From May 2002 to May 2009	Contract on the back-office operations	CSK Securities Service Co., Ltd.	Information services on securities services

Note:

1. CSK Securities Service Co., Ltd. is a wholly-owned subsidiary of CSK Holdings Corporation.
2. The Company had originally entered into a contract with CSK Systems Corporation on the information processing, however the counterparty of the contract was changed to CSK Securities Service Co., Ltd. since CSK Securities Service Co., Ltd. acquired the business from CSK Systems Corporation.
3. The term of the contracts described above, which was originally dated from May 2002 to May 2007, has been extended to expire in May 2009 based on an agreement made on April 2006. The extension of the contracts is dated as of February 2007. The term of the contract on the information processing was updated to start on February 2007 and to end on May 2009 because of the transfer of business described above.

5 Research and Development

No relevant items.

6 Analysis of Financial Position and Operating Results

Translation omitted.

Part 3 Equipment

1 Investment in Equipment

The company invested 1,397 million yen during the year ended March 31, 2007 to acquire software to enhance services and introduce new products.

2 Major Equipment

(1) The Company

Offices	Location	Category	Book value (Millions of Yen)				Number of employees
			Buildings	Equipment	Land (Area m^2)	Total	
Headquarters	Chiyoda-ku, Tokyo	Headquarter function	98	212	— (—)	310	102 (41)
Sapporo Call Center	Chuo-ku, Sapporo, Hokkaido	Call Center equipment	—	10	— (—)	10	6 (158)
Nihombashi Branch	Chuo-ku, Tokyo	Other equipment	15	7	— (—)	22	— (—)

Note:

1. The headquarters are rented from Sumitomo Realty & Development Co., Ltd., the Sapporo Call Center is rented from Nippon Life Insurance Company and the Nihombashi Branch is rented from Matsui Real Estate Co., Ltd., the Company's subsidiary.
2. Costs incurred in relation to investments in the online securities trading system are mainly accounted for as "Software" in the balance sheet of the Company. The total book value of Software totaled 2,926 million yen as of March 31, 2007.
3. The number in parentheses under number of employees shows the average number of temporary employees.

(2) Domestic Subsidiary

Name	Location	Category	Book value (Millions of yen)				Number of employees
			Buildings	Equipment	Land (Area m^2)	Total	
Matsui Real Estate Co., Ltd.	Chuo-ku, Tokyo	Other equipment	41	0	244 (2,562)	285	1

3 Plans to Purchase or Dispose Equipment

The Company plans to invest 3,000 million yen mainly in online securities trading systems using its own capital from April 2007 through March 2008. The Company has no plans to dispose of any major equipment.

Part 4 Corporate Profiles

1 Number of Shares

(1) Total Number of Shares

Total Shares Authorized	
Common Stock	1,050,000,000 shares
Total	1,050,000,000 shares

	Number of Shares Outstanding		Stock Exchanges Listed
	As of March 31, 2007 (End of the fiscal year ended March 31, 2007)	As of June 25, 2007 (Date of the filing of this Report)	
Common Stock	269,182,502 shares	269,204,102 shares	Tokyo Stock Exchange (First Section)
Total	269,182,502 shares	269,204,102 shares	—

Note: The number of shares outstanding as of June 25, 2007 does not include those shares issued as a result of the exercise of new-share purchase rights in the period June 1, 2007 to June 25, 2007.

(2) New-Share Purchase Rights

Zero Coupon Convertible Bonds due 2011 (Issued on November 17, 2003)		
	As of March 31, 2007	As of May 31, 2007
Number of new-share purchase rights	19,900	19,900
Number of new-share purchase rights held by the Company	—	—
Stock on which the new-share purchase rights will be executed	Common Stock	Common Stock
Number of shares to be issued by the new-share purchase rights	31,430,150	31,983,285
Total value of payment	39,800,000,000 Yen (2 million yen per one new-share purchase rights 1,266.3 Yen per share)	39,800,000,000 Yen (2 million yen per one new-share purchase rights 1,244.4 Yen per share)
Period of exercise of rights	From December 1, 2003 to March 17, 2011	
Price of issuance and amount to be capitalized as common stocks	Price of Issuance: 1,266.3 Yen Value to be capitalized as common stocks: 634 Yen	Price of Issuance: 1,244.4 Yen Value to be capitalized as common stocks: 623 Yen
Conditions of execution	New-share purchase rights of each bond cannot be exercised partially.	
Restrictions on assignment of rights	The new-share purchase rights can not be assigned separately from the bonds.	
Alternative payment on the exercise of the rights	The amount equivalent to the bonds issued is to be treated as the fulfillment of the payment on the exercise of the rights.	
Grant of rights due to corporate reorganization	—	—
Outstanding balance of bonds with new-share purchase rights (Millions of yen)	39,800	39,800

Translation omitted for the new-share purchase rights issued as stock options: See (8) Details of Stock Options.

(3) Rights Plan

No relevant items.

(4) Total Number of Shares Outstanding and Capital Stock

	Shares Outstanding (Number of Shares)		Capital Stock (Millions of Yen)		Additional Paid in Capital (Millions of Yen)		Note
	Change	Outstanding amount	Change	Outstanding amount	Change	Outstanding amount	
From April 1, 2002 To March 31, 2003	440,219	88,051,299	24	11,405	24	9,254	Exercise of New-share purchase rights
From April 1, 2003 To March 31, 2004	915,760	88,967,059	58	11,463	57	9,312	Exercise of New-share purchase rights
From April 1, 2004 To March 31, 2005	88,256	89,055,315	6	11,469	6	9,317	Exercise of New-share purchase rights
From April 1, 2005 To March 31, 2006	179,226,170	268,281,485	281	11,750	281	9,598	Note: 1, 2, 3
From April 1, 2006 To March 31, 2007	901,017	269,182,502	172	11,922	172	9,770	Exercise of New-share purchase rights

Note:

1. As a result of the stock split three-for-one on May 17, 2005, the number of shares increased by 178,110,630 shares compared to the total shares outstanding as of March 31, 2005.
2. As a result of the exercise of new-share purchase rights of the Convertible Bonds, the shares outstanding increased by 155,981shares, Capital increased by 100 million yen and Additional paid-in Capital increased by 100 million yen.
3. As a result of the exercise of new-share purchase rights, the shares outstanding increased by 959,559 shares, Capital increased by 181 million yen and Additional paid-in Capital increased by 181 million yen.
4. As a result of the exercise of new-share purchase rights of stock options during the period April 1, 2007 to May 31, 2007, the shares outstanding increased by 216,000 shares, Capital increased by 6 million yen and Additional-paid in Capital increased by 6 million yen.

(5) Distribution of Shares

(As of March 31, 2007)

	Distribution of shares (1 unit = 100 shares)								Odd-lot Shares (Shares)
	National and municipal governments	Financial institutions	Securities companies	Other institutions	Foreign institutions and others: Shareholders other than individuals	Foreign institutions and others: Individuals	Individuals and others	Total	
Number of shareholders	—	52	35	232	258	15	53,026	53,618	—
Number of shares held (unit)	—	275,525	45,005	362,810	372,350	440	1,635,569	2,691,699	12,602
Percentage of shares held (%)	—	10.24	1.67	13.48	13.83	0.02	60.76	100.00	—

Note:

1. 318 out of 31,836 treasury stocks are included in the "Individuals and others" and 36 out of 31,836 treasury stocks are included in "odd-lot shares".
2. 19 units under the title of Japan Securities Depositary Center Inc. are included in "other institutions".

(6) Principal Shareholders

(As of March 31, 2007)

Name	Address	Shares in possession (Thousands of shares)	Percentage of shares in possession to the total shares outstanding (%)
Chizuko Matsui	Bunkyo-ku, Tokyo, Japan	69,700	25.89
Michio Matsui	Bunkyo-ku, Tokyo, Japan	31,857	11.83
Shokosha Ltd.	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	24,391	9.06
Maruroku Ltd.	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	10,692	3.97
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo, Japan	8,007	2.97
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-ku, Tokyo, Japan	4,849	1.80
Michitaro Matsui	Bunkyo-ku, Tokyo, Japan	4,390	1.63
Chiaki Matsui	Bunkyo-ku, Tokyo, Japan	4,390	1.63
Yuma Matsui	Bunkyo-ku, Tokyo, Japan	4,390	1.63
Hero and Company (Regular agent Sumitomo Mitsui Banking Corporation)	90 WACHINGTON STREET NEW YORK,NY 10015 U.S.A. (1-3-2, Marunouchi, Chiyoda-ku, Tokyo, Japan)	3,965	1.47
Total	—	166,631	61.90

Note:

1. Because the Company was not able to verify the number of shares held by The Master Trust Bank of Japan, Ltd and Japan Trustee Services Bank, Ltd for their trustee businesses, the Company does not show these numbers.
2. Hero and Company is a registered stockholder of The Bank of New York as a trustee of ADR.

The Company has received an "Amendment Report on the Report as to Acquisition of Large Proportion of Shares" dated January 22, 2007 filed by Morgan Stanley Japan Securities Co., Ltd. and 2 other companies reporting that they jointly hold our shares as of January 15, 2007 as follows. However, these numbers are not included in the table above because we are not able to verify the number of shares they hold as of the end of this fiscal period.

Name	Address	Shares owned (Thousands of shares)	Percentage of shares owned to the total shares outstanding (%)
Morgan Stanley Japan Securities Co., Ltd.	Yebisu Garden Place Tower, 4-20-3, Ebisu, Shibuya-ku, Tokyo	3,445	1.28
Morgan Stanley & Co. Incorporated	1585 Broadway, New York, NY 10036	1,162	0.43
Morgan Stanley & Co. International Limited	25 Cabot Square Canary Wharf London E14 4QA U. K.	※ 7,771	2.85

Note: 3,648 thousand of potential common stock is included.

The Company has received an "Amendment Report on the Report as to Acquisition of Large Proportion of Shares" dated March 6, 2007 filed by Barclays Global Investors Japan Trust & Banking Co., Ltd. and 7 other companies reporting that they jointly hold our shares as of February 28, 2007 as follows. However, these numbers are not included in the table above because we are not able to verify the number of shares they hold as of the end of this fiscal period.

Name	Address	Shares owned (Thousands of shares)	Percentage of shares owned to the total shares outstanding (%)
Barclays Global Investors Japan Trust & Banking Co., Ltd.	1-1-39 Hiroo, Shibuya-ku, Tokyo, Japan	3,356	1.25
Barclays Global Investors Japan Limited	1-1-39 Hiroo, Shibuya-ku, Tokyo, Japan	7,314	2.72
Barclays Global Investors, N. A.	45 Fremont Street, San Francisco, CA 94105, United States of America	6,306	2.34
Barclays Global Fund Advisors	45 Fremont Street, San Francisco, CA 94105, United States of America	518	0.19
Barclays Global Investors Ltd	1 Royal Mint Court, London EC3N 4HH	2,971	1.10
Barclays Capital Securities Ltd	5 The North Colonnade, Canary Wharf, London E14 4BB, England	706	0.26
Barclays Capital Japan Ltd	2-2-2, Otemachi, Chiyoda-ku, Tokyo, Japan	1,500	0.56
Barclays Capital Inc	CT Corporation System, 1 Commercial Plaza, Hartford, Connecticut 06103, United States of America	—	0.00

The Company has received a "Report as to Acquisition of Large Proportion of Shares" dated March 7, 2007 filed by Fidelity Investments Japan Limited reporting that they jointly hold our shares as of February 28, 2007 as follows. However, these numbers are not included in the table above because we are not able to verify the number of shares they hold as of the end of this fiscal period.

Name	Address	Shares owned (Thousands of shares)	Percentage of shares owned to the total shares outstanding (%)
Fidelity Investments Japan Limited	Shiroyama Trust Tower, 4-3-1, Toranomon, Minato-ku, Tokyo, Japan	14,186	5.27

The Company has received a "Report as to Acquisition of Large Proportion of Shares" dated April 4, 2007 filed by UBS Securities Japan Ltd, Tokyo Branch and 2 other companies reporting that they jointly hold our shares as of March 30, 2007 as follows. However, these numbers are not included in the table above because we are not able to verify the number of shares they hold as of the end of this fiscal period.

Name	Address	Shares owned (Thousands of shares)	Percentage of shares owned to the total shares outstanding (%)
UBS Securities Japan Ltd, Tokyo Branch	Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku, Tokyo, Japan	278	0.10
UBS AG, Tokyo Branch	Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku, Tokyo, Japan	※1 12,078	4.31
UBS O'Connor LLC	10th North Wacker Drive, 32nd Floor, Chicago, Illinois, 60606 USA	※2 1,865	0.69

Note:

1. 11,126 thousand of potential common stock is included.
2. 2,988 thousand of potential common stock is included.

(7) Voting Rights

(i) Outstanding shares

(As of March 31, 2007)

	Number of shares	Number of voting rights
Shares without voting rights	—	—
Shares with limited voting rights (Treasury stocks)	—	—
Shares with limited voting rights (Other than treasury stocks)	—	—
Shares with full voting rights (Treasury stocks)	(Treasury stock) Common stock 31,800	—
Shares with full voting rights (Other than treasury stocks)	Common stock 269,138,100	2,691,381
Odd lot shares (1 lot = 100 shares)	Common stock 12,602	—
Total number of shares outstanding	269,182,502	—
Total number of voting rights	—	2,691,381

Note:

1. 1,900 shares (19 voting rights) under the title of Japan Securities Depositary Center Inc. and 862,900 shares (8,629 voting rights) of securities bought by customers using money loaned from the Company's own fund are included in "Securities with unlimited voting rights."
2. 36 treasury shares are included in odd-lot shares.

(ii) Treasury Stocks

(As of March 31, 2007)

Name of owner	Address	Treasury stocks held by the Company's own name	Treasury stocks held by other person's name	Total Number of shares held	Percentage of shares to the total number of outstanding shares (%)
(Treasury stocks held by the Company) Matsui Securities Co., Ltd.	1-4, Kojimachi, Chiyoda-ku, Tokyo, Japan	31,800	—	31,800	0.01
Total	—	31,800	—	31,800	0.01

(8) Details of Stock Options

The number of shares issued as of June 25, 2007 does not reflect the reduction of shares to be issued by the execution of new-share purchase rights for the period June 1, 2007 to June 25, 2007.

(As of June 25, 2007)

Special resolution of general shareholders' meeting (June 16, 2002)	
Number of shares to be issued	102,000 Common stock
Eligible holder of rights	Employees: 1 (4,500 Shares) Retired directors: 1 (97,500 Shares)
Total value of payment	Total: 57,018,000 Yen (559 Yen per share)
Period of exercise of rights	From July 15, 2005 to July 14, 2010
Price of issuance and amount to be capitalized as common stock	Price of issuance: 559 Yen Capitalized as common stock: 280 Yen
Restrictions on assignment of rights	Assignments of rights require the approval of board of directors.
Alternative payment on the exercise of the rights	—
Grant of rights due to corporate reorganization	—

(As of June 25, 2007)

Special resolution of general shareholders' meeting (June 22, 2003)	
Number of shares to be issued	80,100 Common stock
Eligible holder of rights	Directors: 2 (4,800 Shares) Employees: 17 (34,500 Shares) Retired directors: 1 (40,800 Shares)
Total value of payment	44,375,400 Yen (554 Yen per share)
Period of exercise of rights	From July 15, 2005 to July 14, 2008
Price of issuance and amount to be capitalized as common stock	Price of issuance: 554 Yen Capitalized as common stock: 277 Yen
Restrictions on assignment of rights	Assignments of rights require the approval of board of directors.
Alternative payment on the exercise of the rights	—
Grant of rights due to corporate reorganization	—

(As of June 25, 2007)

Special resolution of general shareholders' meeting (June 27, 2004)	
Number of shares to be issued	528,000 Common stock
Eligible holder of rights	Directors: 6 (213,000 Shares) Employees: 49 (315,000 Shares)
Total value of payment	Total: 642,576,000 Yen (1,217 Yen per share)
Price of issuance and amount to be capitalized as common stock	Price of issuance: 1,217 Yen Capitalized as common stock: 609 Yen
Period of exercise of rights	From July 15, 2006 to July 14, 2009
Restrictions on assignment of rights	Assignments of rights require the approval of board of directors.
Alternative payment on the exercise of the rights	—
Grant of rights due to corporate reorganization	—

2 Acquisition of treasury stocks

(1) Acquisition based on the resolution of shareholders' meeting

No relevant items.

(2) Acquisition based on the resolution of board of directors

No relevant items.

(3) Acquisition not based on the resolution of shareholders' meeting nor board of directors

Item	Number of shares	Total value (Millions of Yen)
Acquisition of treasury stock in the year ended March 31, 2007	410	0
Acquisition of treasury stock from April 1, 2007 to June 25, 2007	74	0

Note: Acquisition of treasury stock from April 1, 2007 to June 25, 2007 does not include the purchase of odd-lot shares from June 1, 2007 to June 25, 2007.

(4) Retirement and holdings of treasury stocks

Item	Year ended March 31, 2007		From April 1, 2007 to June 25, 2007	
	Number of shares	Total value of retirement (Millions of Yen)	Number of shares	Total value of retirement (Millions of Yen)
Treasury stock subscribed	—	—	—	—
Treasury stock retired	—	—	—	—
Treasury stock transferred by merger, stock exchanges or splits	—	—	—	—
Others (—)	—	—	—	—
Number of treasury stock	31,836	—	31,910	—

Note: The number of treasury stock from April 1, 2007 to June 25, 2007 does not include the purchase of odd-lot shares from June 1, 2007 to June 25, 2007.

3 Dividend Policy

The Company regards its dividend policy to be one of its most significant managerial agendas. The dividend policy of the Company is to distribute 30% of net income to its shareholders as dividends considering various factors, ranging from the level of equity to provide margin-trading services to its customers, to the circumstances to conduct investments strategically.

The Company distributes dividends once a year based on the resolution of the shareholders' meetings.

The shareholders' meeting resolved to distribute 23 yen per share with March 31, 2007 being the effective date considering the situation that the equity level is already sufficiently high to prepare for a sudden increase in margin-trade volume.

Retained earnings are to be used to invest in online securities trading systems and to working capital for margin-trading services to its customers.

The articles of incorporation of the Company allow interim dividends.

Distribution of the retained surplus for the year ended March 31, 2007 is as follows:

Date of resolution	Amount of dividend payment	Dividends per share
Ordinary General Meeting of Shareholders held on June 24, 2007	6,190 million yen	23.00 yen

4 Price of Shares

		Year Ended March 31, 2003	Year Ended March 31, 2004	Year Ended March 31, 2005	Year Ended March 31, 2006	Year Ended March 31, 2007
Yearly Highest and Lowest Prices for the Last Five fiscal years	Highest (Yen)	1,800	3,570	4,370 [1,509]	1,861	1,716
	Lowest (Yen)	675	705	2,695 [1,355]	1,000	770

		October 2006	November 2006	December 2006	January 2007	February 2007	March 2007
Monthly Highest and Lowest Prices for the second half of fiscal 2006 Ended March 31, 2007	Highest (Yen)	1,085	1,026	934	1,149	1,352	1,259
	Lowest (Yen)	932	770	858	899	1,019	1,020

Note:

1. The highest and lowest prices are quoted on the 1st section of the Tokyo Stock Exchange.
2. The numbers in parentheses show ex-rights price by stock split.

5 Executives

	Title	Number of shares held
Michio Matsui	President and Chief Executive Officer	31,857
Toshimasa Sekine	Director (General Manager of Corporate Administration Dept. and Director in charge of Compliance and Risk Management)	17
Ayumi Sato	Director (General Manager of Customer Support Dept.)	52
Takashi Moribe	Director (General Manager of RTGS Preparatory Office and Director in charge of Business Development Dept.)	24
Akihiro Ichimura	Director (Director in charge of Corporate Services Dept.)	3
Kunihiko Sato	Director (General Manager of System Dept. and Director in charge of System Management Dept.)	23
Akira Warita	Director (General Manager of IR Office and Director in charge of Marketing Dept.)	10
Shinichi Uzawa	Director (General Manager of Finance Dept.)	12
Yukihiro Yabuki	Standing Corporate Auditor	10
Kyosuke Moriya	Corporate Auditor	299
Norio Igarashi	Corporate Auditor	—
Toshihiro Takagi	Corporate Auditor	3
Total	—	32,310

The Company appointed Mr. Yoshio Yoshida, a lawyer, as a substitute auditor in preparation for the vacancy of the incumbent auditors.

6 Corporate Governance

Translation omitted.

7 Operations of Business

(1) Commissions

(Millions of Yen)

	Item	Stocks	Bonds	Beneficiary Certificates	Others	Total
Year ended March 31, 2006	Brokerage commissions	39,040	—	105	37	39,182
	Underwriting and selling commissions	164	—	—	—	164
	Subscription and distribution commissions	23	—	—	—	23
	Others	846	—	6	2,256	3,108
	Total	40,074	—	111	2,293	42,477
Year ended March 31, 2007	Brokerage commissions	24,194	—	126	65	24,386
	Underwriting and selling commissions	58	—	—	—	58
	Subscription and distribution commissions	24	—	—	—	24
	Others	842	—	6	1,619	2,468
	Total	25,119	—	133	1,685	26,936

(2) Net Gain on Trading

(Millions of Yen)

	Year ended March 31, 2006			Year ended March 31, 2007		
	Realized gain and loss	Evaluation gain and loss	Total	Realized gain and loss	Evaluation gain and loss	Total
Net gain on trading of stocks	(253)	—	(253)	(82)	—	(82)
Net gain on trading of bonds and others	9	(0)	9	9	(0)	9
Bonds	—	—	—	—	—	—
Others	9	(0)	9	9	(0)	9
Total	(244)	(0)	(244)	(73)	(0)	(73)

(3) Operations of Securities Trading

[1] Trading of securities excluding futures trading

i)Stocks

(Thousands of shares, millions of Yen)

	In the securities markets				Out of the securities market				Total	
	Brokerage		Proprietary trading		Brokerage		Proprietary trading			
	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Year ended March 31, 2006	44,443,769	33,513,248	816	1,663	562,172	16,754	2,172	6,097	(558,023) 45,008,928	(11,314) 33,537,762
Year ended March 31, 2007	27,659,871	26,671,853	19,387	15,277	1,392,680	31,802	152	170	(1,390,610) 29,072,089	(31,203) 26,719,102

Note: Number of shares and trade value shown in parentheses are those of foreign securities, which are also included in the numbers below each.

(Margin Trading)

(Thousands of shares, millions of Yen)

	Brokerage		Proprietary trading		Total	
	Number of shares	Value	Number of shares	Value	Number of shares	Value
Year ended March 31, 2006	25,675,533	22,210,662	17	40	25,675,550	22,210,701
Year ended March 31, 2007	16,471,236	17,393,580	—	—	16,471,236	17,393,580

ii) Bonds

(Thousands of shares, millions of Yen)

	Government bonds	Municipal bonds	Special bonds	Corporate bonds	Foreign bonds	Total
Year ended March 31, 2006	—	—	—	—	—	—
Year ended March 31, 2007	—	—	—	—	—	—

iii) Beneficiary Certificates

(Millions of Yen)

	Brokerage		Proprietary trading					Total
	Stock investment Trust	Foreign investment trust	Stock investment trust		Bond investment trust		Foreign investment trust	
	Open type		Unit type	Open type	Unit type	Open type		
Year ended March 31, 2006	92,653	55	—	0	—	—	—	92,708
Year ended March 31, 2007	143,229	140	—	95	—	—	—	143,463

iv) Others

(Millions of Yen)

	New-share purchase rights	Foreign new-share purchase rights	Commercial paper	Foreign certificates	Others	Total
Year ended March 31, 2006	—	—	—	—	18,751	18,751
Year ended March 31, 2007	—	—	—	—	15,897	15,897

(Brokerage trading)

(Millions of Yen)

	New-share purchase rights	Foreign new-share purchase rights	Commercial paper	Foreign certificates	Others	Total
Year ended March 31, 2006	—	—	—	—	18,751	18,751
Year ended March 31, 2007	—	—	—	—	15,897	15,897

[2] Futures Trading

i)Stock-related

(Millions of Yen)

	Futures trading		Option trading		Total
	Brokerage	Proprietary trading	Brokerage	Proprietary trading	
Year ended March 31, 2006	5,629,558	160	27,492,033	3,054	33,124,806
Year ended March 31, 2007	29,569,838	3,386	42,233,129	12,894	71,819,248

ii)Bond-related

(Millions of Yen)

	Futures trading		Option trading		Total
	Brokerage	Proprietary trading	Brokerage	Proprietary trading	
Year ended March 31, 2006	—	—	—	—	—
Year ended March 31, 2007	—	—	—	—	—

[3] Underwriting and selling, Subscription and distribution and Private offering

i)Stocks

(Thousands of Shares, millions of Yen)

		Underwriting		Selling		Subscription		Distribution		Private offerings	
		Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Year ended March 31, 2006	Domestic Stocks	277	3,013	218	1,030	54	987	0	0	—	—
	Foreign Stocks	—	—	—	—	—	—	—	—	—	—
Year ended March 31, 2007	Domestic Stocks	1,498	1,504	—	—	32	1,047	877	500	—	—
	Foreign Stocks	—	—	—	—	—	—	—	—	—	—

ii)Bonds

(Millions of Yen)

	Item	Underwriting	Selling	Subscription	Distribution	Private offerings
Year ended March 31, 2006	Government Bonds	—	—	—	—	—
	Municipal Bonds	—	—	—	—	—
	Special Bonds	—	—	—	—	—
	Corporate Bonds	—	—	—	—	—
	Foreign Bonds	—	—	—	—	—
	Total	—	—	—	—	—
Year ended March 31, 2007	Government Bonds	—	—	—	—	—
	Municipal Bonds	—	—	—	—	—
	Special Bonds	—	—	—	—	—
	Corporate Bonds	—	—	—	—	—
	Foreign Bonds	—	—	—	—	—
	Total	—	—	—	—	—

iii)Beneficiary certificates

(Millions of Yen)

	Underwriting	Selling	Subscription	Distribution	Private offerings
Year ended March 31, 2006	—	—	2,486	—	—
Year ended March 31, 2007	—	—	3,431	—	—

iv)Others

(Millions of Yen)

	Products	Underwriting	Selling	Subscription	Distribution	Private offerings
Year ended March 31, 2006	Commercial Paper	—	—	—	—	—
	Foreign certificates	—	—	—	—	—
	Others	—	—	—	—	—
Year ended March 31, 2007	Commercial Paper	—	—	—	—	—
	Foreign certificates	—	—	—	—	—
	Others	—	—	—	—	—

(4) Other Operations

[1] Custody of Securities

		Stocks	Bonds	Beneficiary certificates	Others
As of March 31, 2006	Domestic Securities	1,137,345 thousand shares (1,042,175 million yen)	— million yen	Unit type — million units Open type: Stocks 1 million units Bonds — million units	Subscription warrant — million warrants Commercial paper — million yen
	Foreign Securities	227,888 thousand shares (5,502 million yen)	— million dollars	Corporate type — million units Contract type 1,512 million units (1,776 million yen) Foreign beneficiary certificates 0 million units	Subscription warrant — million warrants Other foreign securities — million yen Others 135 million warrants
As of March 31, 2007	Domestic Securities	1,391,276 thousand shares (968,911 million yen)	— million yen	Unit type — million units Open type: Stocks 2 million units Bonds — million units	Subscription warrant — million warrants Commercial paper — million yen
	Foreign Securities	397,815 thousand shares (11,881 million yen)	— million dollars	Corporate type — million units Contract type 2,047 million units (2,408 million yen) Foreign beneficiary certificates 0 million units	Subscription warrant — million warrants Other foreign securities — million yen Others 101 million warrants

[2] Margin trading

(Thousands of shares, millions of Yen)

	Loans to customers for their margin trading and the number of shares customers bought with the loan		Number of shares the Company lends to customers and the value of these securities sold by customers	
	Value	Number of shares	Number of shares	Value
Year ended March 31, 2006	606,561	671,241	36,439	39,302
Year ended March 31, 2007	430,420	476,061	33,444	32,396

(5) Capital Adequacy Ratio

(Millions of Yen)

		As of March 31, 2006	As of March 31, 2007
Tier I Capital	①	60,565	68,167
Tier II Capital	Net unrealized gain on investment	821	864
	Statutory reserves	2,795	3,399
	Allowance for doubtful accounts	390	281
	Long-term Subordinated debts	—	—
	Short-term Subordinated debts	—	—
	Total ②	4,007	4,545
Assets to be deducted from equity capital	③	5,957	6,280
Equity capital after deduction	①+②−③ (A)	58,616	66,432
Risk	Market risk	185	186
	Counterparty risk	12,945	10,363
	Basic risk	3,807	4,793
	Total (B)	16,938	15,343
Capital adequacy ratio	(A)／(B)×100	% 346.0	% 432.9

Note: Capital adequacy ratio is calculated with appropriated retained earnings being deducted from Tier I Capital. Values are rounded down to the nearest million yen.

Part 5 Financial Status

1 Presentation of Financial Statements

(1) Consolidated Financial Statements

Pursuant to the "Regulations of Consolidated Financial Statements" (Ministry of Finance Ordinance No. 28, 1976) and its Article 46 and 68, the consolidated financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974).

The consolidated financial statements for the year ended March 31, 2006 have been prepared according to the former Regulations of Consolidated Financial Statements while the consolidated financial statements for the year ended March 31, 2007 have been prepared according to the current Regulations of Consolidated Financial Statements.

(2) Non-Consolidated Financial Statements

Pursuant to the "Regulations of Financial Statements" (Ministry of Finance Ordinance No. 59, 1963) and its Article 2, the non-consolidated financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974).

The non-consolidated financial statements for the year ended March 31, 2006 have been prepared according to the former Regulations of Financial Statements while the non-consolidated financial statements for the year ended March 31, 2007 have been prepared according to the current Regulations of Financial Statements.

(3) Presentation of Amounts

The amounts presented in the consolidated and non-consolidated financial statements are rounded to the nearest million yen.

2 Audit Report

The consolidated and non-consolidated financial statements for the fiscal year ended March 31, 2006 were audited by ChuoAoyama PricewaterhouseCoopers and the consolidated and non-consolidated financial statements for the fiscal year ended March 31, 2007 were audited by PricewaterhouseCoopers Aarata based on the Article 193-2 of Japanese Securities Law.

Notice to readers:

The accompanying consolidated financial statements and non-consolidated financial statements have been prepared in accordance with the provision set forth in the Corporation Law of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards.

The consolidated financial statements and non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

1 Consolidated Financial Statements

(1) Consolidated Financial Statements

[1] Consolidated Balance Sheets

		March 31, 2006			March 31, 2007		
Item	Note	Millions of Yen		%	Millions of Yen		%
(Assets)							
I Current Assets							
Cash and bank deposits			102,403			16,137	
Cash segregated as deposits			322,005			268,026	
Cash in trust			1,000			75,700	
Trading assets			—			1	
Net receivables arising from pre-settlement date trades			705			174	
Margin account assets:			610,279			433,446	
Loans receivable from customers		606,561			430,420		
Cash deposited as collateral for securities borrowed from securities finance companies		3,719			3,026		
Receivables on collateralized securities transactions:			1,747			1,508	
Cash deposited as collateral for securities borrowed		1,747			1,508		
Receivables from customers and others:			17			34	
Receivables from customers		17			34		
Others		0			0		
Advance paid for subscription			66			—	
Short-term guarantee deposits			13,066			28,436	
Advances paid			10			0	
Prepaid expenses			190			183	
Accounts receivable			1			11	
Accrued income			5,050			5,564	
Deferred income taxes			1,116			503	
Others			2,781			2,609	
Allowance for doubtful accounts			(391)			(281)	
Total current assets			1,060,045	99.3		832,051	99.1
II Fixed assets							
1 Tangible fixed assets			1,111	0.1		1,043	0.1
Buildings	※1	406			377		
Equipment and instruments	※1	237			231		
Land		468			435		
2 Intangible assets			2,779	0.3		2,949	0.4
Software		2,748			2,926		
Telephone subscription rights		10			9		
Others		21			14		
3 Investments and others			3,275	0.3		3,433	0.4
Investment securities		1,934			1,882		
Investment in partnership		3			3		
Long-term loans receivable		283			205		
Long-term guarantee deposits		225			264		
Long-term prepaid expenses		9			7		
Deferred income taxes		1,032			1,204		
Others		551			496		
Allowance for doubtful accounts		(760)			(628)		
Total fixed assets			7,165	0.7		7,424	0.9
Total assets			1,067,210	100.0		839,475	100.0

Item	Note	March 31, 2006 Millions of Yen		%	March 31, 2007 Millions of Yen		%
(Liabilities)							
I Current liabilities							
Margin account liabilities:			218,035			79,476	
Loans from securities finance companies	※2	178,733			47,081		
Proceeds of securities sold on customers' account		39,302			32,396		
Payables on collateralized securities transactions:			153,120			86,038	
Cash deposits as collateral for securities loaned		153,120			86,038		
Deposits received:			155,473			146,842	
Deposits received from customers		150,918			144,132		
Others		4,554			2,710		
Guarantee money received			196,235			171,506	
Suspense account for undelivered securities			8			—	
Short-term borrowings			118,650			157,093	
Commercial paper			—			1,000	
Bonds due within one year			20,000			—	
Advances received			0			0	
Deferred revenue			100			78	
Accounts payable			827			126	
Accrued expenses			2,120			2,080	
Accrued income taxes			12,141			4,917	
Accrued bonuses			383			82	
Others			0			0	
Total current liabilities			877,091	82.2		649,238	77.3
II Long-term liabilities							
Bonds			40,000			40,000	
Convertible bonds			39,800			39,800	
Long-term borrowings			39,643			31,550	
Reserve for retirement bonuses for directors and auditors			235			206	
Others			0			0	
Total long-term liabilities			119,678	11.2		111,556	13.3
III Statutory reserves							
Reserve for securities transactions	※4		2,795			3,399	
Total statutory reserves			2,795	0.3		3,399	0.4
Total liabilities			999,565	93.7		764,194	91.0
(Shareholders' equity)							
I Common stock			11,750	1.1		—	—
II Capital surplus			9,598	0.9		—	—
III Earned surplus			45,497	4.2		—	—
IV Net unrealized gain (loss) on investment securities, net of taxes			822	0.1		—	—
V Treasury stock	※5		(22)	(0.0)		—	—
Total shareholders' equity			67,645	6.3		—	—
Total liabilities and shareholders' equity			1,067,210	100.0		—	—

		March 31, 2006		March 31, 2007	
Item	Note	Millions of Yen	%	Millions of Yen	%
(Net assets)					
I Shareholders' equity					
Common stock		–		11,922	
Capital surplus		–		9,770	
Earned surplus		–		52,747	
Treasury stock		–		(22)	
Total shareholders' equity		–	–	74,417	8.9
II Valuation and translation adjustments					
Net unrealized gain (loss) on investment securities, net of taxes		–		865	
Total valuation and translation adjustments		–	–	865	0.1
Total net assets		–	–	75,281	9.0
Total liabilities and net assets		–	–	839,475	100.0

[2] Consolidated Statements of Income

		Year ended March 31, 2006			Year ended March 31, 2007		
Item	Note	Millions of Yen		%	Millions of Yen		%
I Operating revenues							
Commissions			42,477			26,936	
Brokerage commissions		39,182			24,386		
Underwriting and selling commissions		164			58		
Subscription and distribution commissions		23			24		
Others		3,108			2,468		
Net gain (loss) on trading			(244)			(73)	
Interest and dividend income			14,839			16,828	
Total operating revenues			57,072	100.0		43,691	100.0
II Interest expenses			2,922			2,984	
Net Operating revenues			54,150	94.9		40,708	93.2
III Selling, general and administrative expenses							
Transaction related expenses		5,000			5,182		
Employees' compensation and benefits	※1	1,979			1,998		
Occupancy and rental		324			409		
Data processing and office supplies		7,173			8,848		
Depreciation		1,050			1,252		
Duties and taxes other than income taxes		353			284		
Provision of allowance for doubtful accounts		949			—		
Others		206			186		
Total selling, general and administrative expenses			17,034	29.9		18,160	41.6
Operating income			37,116	65.0		22,547	51.6
IV Non-operating income							
Compensation income for damages		122			96		
Dividend income		33			63		
Others		20			38		
Total non-operating income			175	0.3		196	0.5
V Non-operating expenses							
Bond issuing costs		83			—		
Commissions on syndicated loans		109			4		
Others		37			20		
Total non-operating expenses			230	0.4		24	0.1
Ordinary income			37,062	64.9		22,720	52.0

Item	Note	Year ended March 31, 2006 Millions of Yen		%	Year ended March 31, 2007 Millions of Yen		%
Ⅵ Special profits							
Gain on sales of investment securities		189			332		
Reversal of allowance for doubtful accounts		—			200		
Total special profits			189	0.4		532	1.2
Ⅶ Special losses							
Loss on sales and disposals of property and equipment	※2	87			22		
Loss on impairment of fixed assets		6			—		
Provision for statutory reserves		907			604		
Devaluation loss on telephone subscription rights		—			0		
Devaluation loss on investment securities		—			51		
Devaluation loss on corporate golf membership and resort membership		31			—		
Total special losses			1,031	1.8		677	1.5
Income before income taxes			36,220	63.5		22,575	51.7
Income taxes - current		16,746			8,720		
Income taxes - deferred		(1,176)	15,570	27.3	411	9,130	20.9
Net income			20,650	36.2		13,444	30.8

[3] Consolidated Statements of Retained Earnings

Item	Note	Year ended March 31, 2006	
		Millions of Yen	
(Capital surplus)			
I Beginning balance of capital surplus			9,317
II Increase in capital surplus			
1 Issuance of new shares on the exercise of new-share purchase rights		281	281
III Capital surplus at end of period			9,598
(Earned surplus)			
I Beginning balance of earned surplus			28,737
II Increase in earned surplus			
1 Net income		20,650	20,650
III Decrease in earned surplus			
1 Cash dividends		3,792	
2 Bonus to directors		99	3,891
IV Earned surplus at end of period			45,497

[4] Consolidated Statements of Changes in Net Assets

(Year ended March 31, 2007) (Millions of Yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	11,750	9,598	45,497	(22)	66,823
Changes in the current year					
Issuance of new shares	172	172			344
Dividends from earned surplus			(6,194)		(6,194)
Net income			13,444		13,444
Purchase of treasury stock				(0)	(0)
Net change of items other than shareholders' equity					
Total changes of items in the current year	172	172	7,250	(0)	7,593
Balance as of March 31, 2007	11,922	9,770	52,747	(22)	74,417

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of March 31, 2006	822	822	67,645
Changes in the current year			
Issuance of new shares			344
Dividends from earned surplus			(6,194)
Net income			13,444
Purchase of treasury stock			(0)
Net change of items other than shareholders' equity	43	43	43
Total changes of items in the current year	43	43	7,636
Balance as of March 31, 2007	865	865	75,281

[5] Consolidated Statements of Cash Flows

		Year ended March 31, 2006	Year ended March 31, 2007
Item	Note	Millions of Yen	Millions of Yen
I Cash flows from operating activities			
Income before income taxes		36,220	22,575
Depreciation and amortization		1,050	1,252
Net change in allowance for doubtful accounts		949	(242)
Net change in accrued bonuses		82	(301)
Net change in reserve for securities transactions		907	604
Interest and dividend income		(1,139)	(2,068)
Interest expenses		1,116	1,842
Interest income on margin transactions		(13,581)	(14,666)
Interest expenses on margin transactions		1,626	983
Loss on sales and disposals of property and equipment		87	22
Loss on impairment of fixed assets		6	—
Devaluation loss on telephone subscription rights		—	0
Gain on sales of investment securities		(189)	(332)
Devaluation loss on investment securities		—	51
Devaluation loss on corporate golf membership and resort membership		31	—
Net change in deposits segregated for customers		(99,002)	53,991
Net change in cash in trust		8,000	(15,000)
Net change in trading assets		107	(1)
Net change in net receivables and payables arising from pre-settlement date trades		218	531
Net change in margin assets and liabilities		(145,805)	38,274
Net change in receivable on collateralized securities transactions		(137)	239
Net change in deposits received		48,913	(8,631)
Net change in cash collateral for securities loaned		79,340	(67,082)
Net change in guarantee deposits received		58,768	(24,729)
Net change in short-term guarantee deposits		(6,271)	(15,370)
Bonus to directors and auditors		(99)	—
Others		(1,969)	115
Sub total		(30,771)	(27,942)
Interest and dividend received		1,081	2,043
Interest paid		(1,098)	(1,768)
Interest on margin transactions received		12,726	13,511
Interest on margin transactions paid		(1,641)	(964)
Income taxes paid		(10,946)	(15,872)
Net cash flows from operating activities		(30,650)	(30,991)

		Year ended March 31, 2006	Year ended March 31, 2007
Item	Note	Millions of Yen	Millions of Yen
Ⅱ Cash flows from investing activities			
Payments for purchases of property and equipment		(93)	(50)
Proceeds from sales of property and equipment		—	22
Payments for purchases of intangible assets		(1,795)	(1,398)
Payments for purchases of investment securities		—	(10)
Proceeds from sales of investment securities		954	401
Others		(16)	(40)
Net cash flows from investing activities		(949)	(1,074)
Ⅲ Cash flows from financing activities			
Net change in short-term borrowings		51,000	33,500
Net change in commercial paper		(1,000)	1,000
Proceeds from long-term borrowings		37,100	1,000
Repayments of long-term borrowings		(30,839)	(4,150)
Proceeds from issuance of bonds		19,917	—
Repayment of corporate bonds		—	(20,007)
Proceeds from issuance of shares on the exercise of new-share purchase rights		358	339
Payments for purchase of treasury stock		(1)	(0)
Dividends paid		(3,784)	(6,183)
Net cash flows from financing activities		72,750	5,499
Ⅳ Translation difference of cash and cash equivalent		0	1
Ⅴ Net change in cash and cash equivalent		41,152	(26,565)
Ⅵ Cash and cash equivalents at beginning of period		61,251	102,403
Ⅶ Cash and cash equivalents at end of period	※1	102,403	75,837

Significant Accounting Policies for the Consolidated Financial Statements

	Year ended March 31, 2006	Year ended March 31, 2007
1. Scope of Consolidation	Number of Consolidated subsidiaries: 1 (Matsui Real Estate Co., Ltd.)	Same as the left column.
2. Application of equity method	The Company has neither unconsolidated subsidiaries nor affiliates for which an equity method is to be applied.	Same as the left column.
3. Accounting period	The fiscal year of the consolidated subsidiary ends March 31, the same fiscal year-end as the parent company.	Same as the left column.
4. Accounting policies	(1) Valuation of securities and derivatives (i) Securities and derivatives classified as trading assets: Securities and derivatives classified as trading assets are carried at fair value. (ii) Securities not classified as trading assets: Other securities, such as available-for-sale securities, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.	(1) Valuation of securities and derivatives (i) Securities and derivatives classified as trading assets: Same as the left column. (ii) Securities not classified as trading assets: Other securities, such as available-for-sale securities, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of net assets, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method. Investments in investment funds are stated at the proportional net value of the Company's interest to the total fund interest. Derivatives are carried at fair value.
	(2) Depreciation of depreciable assets (i) Tangible fixed assets The Company applies the straight-line method while the consolidated subsidiary applies the declining-balance method. The useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments. (ii) Intangible assets The straight-line method is primarily applied. Software for in-house use is depreciated under the straight-line method based on an internal estimated useful life (within 5 years).	(2) Depreciation of depreciable assets (i) Tangible fixed assets Same as the left column. (ii) Intangible assets Same as the left column.

	Year ended March 31, 2006	Year ended March 31, 2007
	(3) Accounting policies for significant provisions (i) Allowance for doubtful accounts An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience. (ii) Accrued bonuses Estimated amount of employees' bonuses is accrued.	(3) Accounting policies for significant provisions (i) Allowance for doubtful accounts Same as the left column. (ii) Accrued bonuses Same as the left column.
	(4) Accounting for important lease transactions Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").	(4) Accounting for important lease transactions Same as the left column.
	(5) Hedge accounting (i) Hedge accounting method The Company is eligible for the application of the allowed alternative method for interest rate swaps. The Company accounts for interest rate swap trading pursuant to the allowed alternative method. (ii) Means for hedging and objective of hedging (Hedging instruments) Interest rate swap (Hedging items) Borrowings and others (iii) Hedging policy The Company and its subsidiary use interest rate swap trading to limit exposures to fluctuations in interest rates. The objective of hedging is identified for each individual contract. (iv) Judgment for effectiveness of hedging The Company omits judgment for hedging due to the allowed alternative method. (6) Other material items National and local consumption taxes are separately recorded.	(5) Hedge accounting (i) Hedge accounting method Same as the left column. (ii) Means for hedging and objective of hedging Same as the left column. (iii) Hedging policy Same as the left column. (iv) Judgment for effectiveness of hedging The Company omits judgment for hedging due to the allowed alternative method. (6) Other material items Same as the left column.

	Year ended March 31, 2006	Year ended March 31, 2007
5. Appropriation of earnings in the consolidated statements of retained earnings	Consolidated statement of retained earnings is based on the appropriation of earnings fixed in the current period.	————
6. Scope of "Cash and cash equivalents" in consolidated statements of cash flows	"Cash and cash equivalents" in the consolidated statements of cash flow is defined as liquid funds including cash in hand, current account deposits and short-term investments which are exposed to negligible risk.	Same as the left column.

Significant Accounting Policies for the Consolidated Financial Statements

Year ended March 31, 2006	Year ended March 31, 2007
The Company adopted "Accounting Standard for Impairment of Fixed Assets (Opinions on the establishment of Accounting for Impairment of Fixed Assets, Business Accounting Council, August 9, 2002)" and "Guideline for the Application of Accounting Standard for Impairment of Fixed Assets (Accounting Standard Board of Japan, October 31, 2003)" from the year ended March 31, 2006. Accordingly, income before income taxes has decreased by 6 million yen. Pursuant to the revised regulations of consolidated financial statements, accumulated loss on asset impairments have been directly deducted from each asset.	―――――
―――――	The Company has adopted "Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 5, Dec. 9, 2005) and "Guideline for the Application of Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 8, Dec. 9, 2005)" for this fiscal year. The amount corresponding to the conventional "Shareholders' Equity" in the balance sheet is 75,281 million yen. Consolidated financial statements are presented according to the revision of "Regulations of Consolidated Financial Statements".

Reclassifications

Year ended March 31, 2006	Year ended March 31, 2007
"Dividend income" from non-operating income, which had previously been included in "others", was stated separately in the current fiscal year. The amount of "dividend income" included in "others" in the consolidated statements of income for the year ended March 31, 2005 was 14 million yen.	———

Notes to Consolidated Financial Statements

Notes to Consolidated Balance Sheet

<table>
<tr><th>Year ended March 31, 2006</th><th>Year ended March 31, 2007</th></tr>
<tr><td>※1 Accumulated depreciation deducted from tangible fixed assets is as follows.
(Millions of Yen)
Buildings 249
Equipment and instruments 226
Total 476</td><td>※1 Accumulated depreciation deducted from tangible fixed assets is as follows.
(Millions of Yen)
Buildings 254
Equipment and instruments 284
Total 538</td></tr>
<tr><td>※2 Assets collateralized: none of the assets are collateralized.

Note: The securities bought by customers using money loaned from the Company's own fund, of which fair value amounted to 8,838 million yen are collateralized for the loans from securities finance companies. 80,029 million yen of the guarantee securities received from customers are collateralized for loans from securities finance companies.</td><td>※2 Assets collateralized: none of the assets are collateralized.

Note: The securities bought by customers using money loaned from the Company's own fund, of which fair value amounted to 2,986 million yen are collateralized for the loans from securities finance companies. 24,699 million yen of the guarantee securities received from customers are collateralized for loans from securities finance companies.</td></tr>
<tr><td>3 Fair value of securities received and deposited are as follows. (Excluding those listed in the previous note):

(1) Securities deposited (Millions of Yen)
① Securities lent for customers' short positions in margin trading 43,662
② Collateralized securities for loans from securities finance companies 183,998
③ Securities loaned out in securities loaned vs. cash transactions 172,627
④ Long-term guarantee securities deposited 5,236
⑤ Securities pledged as collateral for short-term guarantee 2,145

(2) Securities received (Millions of Yen)
① Securities received for customers' long positions in margin trading 601,123
② Collateralized securities for borrowing securities from securities finance companies 3,786
③ Securities received in securities borrowed vs. cash transactions 1,551
④ Guarantee securities received from customers 536,583
⑤ Securities received as collateral for short-term guarantee 919</td><td>3 Fair value of securities received and deposited are as follows. (Excluding those listed in the previous note):

(1) Securities deposited (Millions of Yen)
① Securities lent for customers' short positions in margin trading 35,395
② Collateralized securities for loans from securities finance companies 46,794
③ Securities loaned out in securities loaned vs. cash transactions 97,453
④ Long-term guarantee securities deposited 3,991
⑤ Securities pledged as collateral for short-term guarantee 5,694

(2) Securities received (Millions of Yen)
① Securities received for customers' long positions in margin trading 395,534
② Collateralized securities for borrowing securities from securities finance companies 3,087
③ Securities received in securities borrowed vs. cash transactions 1,423
④ Guarantee securities received from customers 434,479
⑤ Securities received as collateral for short-term guarantee 2,594</td></tr>
<tr><td>※4 The Company accounts for a Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to Article 51 of the Securities Exchange Law.</td><td>※4 The Company accounts for a Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to Article 51 of the Securities Exchange Law.</td></tr>
<tr><td>※5 Treasury stock held by the Company is as follows:
Common stock 31,426 shares
Total number of shares issued by the Company is 268,281,485 shares.</td><td>―――――</td></tr>
</table>

Notes to Consolidated Statements of Income

<table>
<tr><th>Year ended March 31, 2006</th><th>Year ended March 31, 2007</th></tr>
<tr><td>※1 Employees' compensation and benefits reported in the consolidated statements of income include 377 million yen of accrued bonuses.

※2 Breakdown of loss on sales and disposals of property and equipment is as follows:
(Millions of Yen)
Loss on disposal:
Equipment and instruments 33
Software 52
Others 1
Total 87

Loss on sales:
――――――</td><td>※1 Employees' compensation and benefits reported in the consolidated statements of income include 81 million yen of accrued bonuses.

※2 Breakdown of loss on sales and disposals of property and equipment is as follows:
(Millions of Yen)
Loss on disposal:
Equipment and instruments 0
Software 7
Total 7

Loss on sales:
Buildings 2
Equipment and instruments 0
Land 13
Total 15</td></tr>
</table>

Notes to Consolidated Statements of Changes in Net Assets

(Year ended March 31, 2007)

1. Types and number of outstanding shares and treasury stock

(Number of shares)

	Number of shares as of March. 31, 2006	Number of shares increased in the year ended March 31, 2007	Number of shares decreased in the year ended March 31, 2007	Number of shares as of March 31, 2007
Outstanding shares				
Common stock	268,281,485	901,017	–	269,182,502
Total	268,281,485	901,017	–	269,182,502
Treasury stock				
Common stock	31,426	410	–	31,836
Total	31,426	410	–	31,836

Note 1. Increase of common stock outstanding is a result of the execution of new-share purchase rights as stock options.

2. Increase of treasury stock is a result of the purchase of odd-lot shares.

2. New-share purchase rights

No relevant items.

3. Dividends

(1) Dividend payment

Date of resolution	Ordinary General Meeting of Shareholders held on June 25, 2006
Type of shares	Common stock
Amount of dividend payment	6,194 million yen
Dividends per share	23.09 yen
Date of record for dividends	March 31, 2006
Effective date	June 26, 2006

(2) Dividends for which effective date is in the year ending March 31, 2008

Date of resolution	Ordinary General Meeting of Shareholders held on June 24, 2007
Type of shares	Common stock
Source of dividends	Earned surplus
Amount of dividend payment	6,190 million yen
Dividends per share	23.00 yen
Date of record for dividends	March 31, 2007
Effective date	June 25, 2007

Notes to Consolidated Statements of Cash Flow

<table>
<tr><th>Year ended March 31, 2006</th><th>Year ended March 31, 2007</th></tr>
<tr><td>※1 The reconciliation between cash and cash equivalents and the balance of cash in hand and at banks presented in the consolidated balance sheet is as follows.
(Millions of Yen)
Cash and bank deposits 102,403
Cash and cash equivalents 102,403</td><td>※1 The reconciliation between cash and cash equivalents and the balance of cash in hand and at banks presented in the consolidated balance sheet is as follows.
(Millions of Yen)
Cash and bank deposits 16,137
Cash in trust 75,700
Cash in trust whose purpose is to segregate guarantee money (16,000)
Cash and cash equivalents 75,837</td></tr>
</table>

Notes to Lease Transactions

Year ended March 31, 2006	Year ended March 31, 2007
Financing lease transactions other than those where title of the property is transferred to lessee. 1. Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period. (Millions of Yen) Acquisition price equivalent: Equipment and instruments 3 Total 3 Accumulated depreciation equivalent Equipment and instruments 3 Total 3 Equivalent of balance at end of period Equipment and instruments 0 Total 0 2. Present value of future lease payments (Millions of Yen) Within 1 year 0 Over 1 year — Total 0 3. Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 4 Depreciation equivalent 3 Interest equivalent 0 4. Calculation method for depreciation equivalent The lease term is regarded as a durable period and the residual value is regarded as zero. 5. Calculation method for interest equivalent The difference between the total amount of future lease payments and the acquisition cost equivalent is regarded as the interest equivalent, which is allocated to each of the fiscal periods by using the interest method.	Financing lease transactions other than those where title of the property is transferred to lessee. 1. Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen) Acquisition price equivalent: Equipment and instruments 10 Total 10 Accumulated depreciation equivalent Equipment and instruments 1 Total 1 Equivalent of balance at end of period Equipment and instruments 9 Total 9 2. Present value of future lease payments (Millions of Yen) Within 1 year 2 Over 1 year 7 Total 9 3. Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 2 Depreciation equivalent 1 Interest equivalent 0 4. Calculation method for depreciation equivalent Same as the left column. 5. Calculation method for interest equivalent Same as the left column.

Notes to Securities and Derivatives Transactions

(1) General Information

Year ended March 31, 2006	Year ended March 31, 2007
1. Trading purposes The trading position of the Company arises from dealings in its own account. The Company deals with spot trading in stocks, bonds and other marketable securities, margin trading of stocks, futures trading of stocks and option trading. The purpose of the dealing is not to earn profits for its own account, but to provide various services for online trading customers. The Company also uses foreign exchange forward contracts to limit expenses affected by changes in foreign currency exchange rates on its foreign currency settlement transactions and interest rate swap trading to hedge the risk of interest rates on borrowings.	1. Trading purposes Same as the left column.
2. Trading policies To manage the futures trading of stocks and option trading, the Company allocates fund and position limits along with standards of fund operations to the Dealings Section. The Company does not trade to earn profits on its own account for the present. The standards require holding positions as little as possible. As for dealings with non-trading purposes, the Company uses foreign exchange forward contracts and interest rate swap trading to hedge the trade backed with actual demand.	2. Trading policies Same as the left column.
3. Risk arising from trading Risk arising from trading is classified mainly as market risk and credit risk. Market risk is the risk arising from the increase and decrease in positions resulting from trades due to fluctuations in the value of stocks, interest rates and currencies. Credit risk is the risk that is realized when the trading counterpart becomes incapable of executing the contract. Risks arising from dealings other than trading are similar to those from trading. The Company does not anticipate significant market risk arising from dealings other than trading because of the limited amounts and durations. As for credit risk, the Company does not anticipate significant risk because the Company selects limited financial institutions with high credibility as its business partners.	3. Risk arising from trading Same as the left column.
4. Monitoring of risks The finance department, which is independent of the dealing section, monitors the limit of risk and positions in compliance with the risk management rules. Monitoring is reported to the head of internal control periodically.	4. Monitoring of risks Same as the left column.

(2) Securities and Derivatives

[1] Trading assets and liabilities

i) Securities held for trading

	Year ended March 31, 2006			Year ended March 31, 2007		
	Book value (fair value)		Net unrealized gain on those securities	Book value (fair value)		Net unrealized gain on those securities
	Assets (Millions of Yen)	Liabilities (Millions of Yen)	(Millions of Yen)	Assets (Millions of Yen)	Liabilities (Millions of Yen)	(Millions of Yen)
(1) Stocks	—	—	—	1	—	—
(2) Bonds	—	—	—	—	—	—
(3) Others	—	—	—	—	—	—
Total	—	—	—	1	—	—

ii) Derivative trading

The Company does not hold trading position at the end of period.

[2] Non-trading assets and liabilities

i) "Other securities" whose market price is available

	Type	Year ended March 31, 2006			Year ended March 31, 2007		
		Acquisition cost (Mil. of Yen)	Book value (Mil. of Yen)	Difference (Mil. of Yen)	Acquisition cost (Mil. of Yen)	Book value (Mil. of Yen)	Differences (Mil. of Yen)
Those whose book value exceeds acquisition cost	(1) Stocks	152	1,533	1,381	103	1,549	1,447
	(2) Bonds	—	—	—	—	—	—
	(3) Others	—	—	—	—	—	—
	Sub total	152	1,533	1,381	103	1,549	1,447
Those whose book value does not exceed acquisition cost	(1) Stocks	—	—	—	—	—	—
	(2) Bonds	—	—	—	—	—	—
	(3) Others	—	—	—	—	—	—
	Sub total	—	—	—	—	—	—
Total		152	1,533	1,381	103	1,549	1,447

ii) "Other securities" sold during the current period (From April 1, 2006 to March 31, 2007)

Year ended March 31, 2006			Year ended March 31, 2007		
Proceeds from sales (Millions of Yen)	Total gain on sales (Millions of Yen)	Total loss on sales (Millions of Yen)	Proceeds from sales (Millions of Yen)	Total gain on sales (Millions of Yen)	Total loss on sales (Millions of Yen)
954	189	—	401	332	—

iii) Major securities which are not evaluated by market value

	As of March 31, 2006	As of March 31, 2007
	Book value (Millions of Yen)	Book value (Millions of Yen)
"Other securities" which are not listed on securities exchanges	401	333

Notes: Securities which are not listed on securities exchanges include investment in investment funds.

iv) Derivative transactions

	As of March 31, 2006		As of March 31, 2007	
	Contract Value (Millions of Yen)	Fair value (Millions of Yen)	Contract Value (Millions of Yen)	Fair value (Millions of Yen)
Foreign exchange forward contracts	5	(0)	2	(0)

Note:

1. The fair value of the foreign exchange forward contracts is estimated based on the discounted amounts of future net cash flows.
2. Excludes hedged items.

Notes to Stock Options

(Year ended March 31, 2007)

(1) Details of stock options

Date of resolution	June 1, 2001	June 16, 2002	June 22, 2003	June 27, 2004
Holders of rights	Directors: 8 Employees: 157	Directors: 10 Employees: 28	Directors: 10 Employees: 69	Directors: 9 Employees: 82
Types and number of shares to be issued ※	Common stock 3,081,060 shares	Common stock 1,203,000 shares	Common stock 1,209,000 shares	Common stock 1,048,500 shares
Grant date	June 6, 2001	July 1, 2002	July 9, 2003	June 28, 2004
Conditions of acquisition of rights	It is required to be a director, an auditor or an employee of the Company for holders to exercise rights.	It is required to be a director, an auditor or an employee of the Company or its subsidiary for holders to exercise rights.	It is required to be a director, an auditor or an employee of the Company or its subsidiary for holders to exercise rights.	It is required to be a director, an auditor or an employee of the Company or its subsidiary for holders to exercise rights.
Vesting period	—	—	—	—
Exercise period	From December 1, 2003 to January 31, 2007	From July 15, 2005 to July 14, 2010	From July 15, 2005 to July 14, 2008	From July 15, 2006 to July 14, 2009

Note: The number of options is translated into the equivalent number of shares. The number of shares reflects the changes including stock split on the original number of shares.

(2) Number of stock options and price information

Stock options which existed during the year ended March 31, 2007 are included in the tables below. The number of them is translated into the equivalent number of shares.

① Number of stock options (Shares)

Date of resolution	June 1, 2001	June 16, 2002	June 22, 2003	June 27, 2004
Before vesting time				
As of March 31, 2006	—	—	—	807,000
Granted	—	—	—	—
Forfeitured	—	—	—	222,000
Vested	—	—	—	585,000
Unvested	—	—	—	—
After vesting time				
As of March 31, 2006	307,917	546,900	524,100	—
Vested	—	—	—	585,000
Exercise of rights	307,917	300,000	293,100	—
Forfeitured	—	144,900	126,300	36,000
Unvested	—	102,000	104,700	549,000

② Price information (Yen)

Date of resolution	June 1, 2001	June 16, 2002	June 22, 2003	June 27, 2004
Exercise price	44	559	554	1,217
Average stock price at the exercise of rights	976	956	1,111	—
Fair value at the grant date	—	—	—	—

Notes to Tax Effect Accounting

As of March 31, 2006	As of March 31, 2007
1 Significant components of deferred income tax assets and liabilities	1 Significant components of deferred income tax assets and liabilities

As of March 31, 2006

1 Significant components of deferred income tax assets and liabilities

	(Millions of Yen)
Deferred tax assets	
Accrued enterprise tax	839
Excess of allowance for doubtful accounts	415
Reserve for retirement bonuses for directors and auditors	96
Excess of reserve for securities transactions	1,138
Accrued bonuses	156
Others	68
Total deferred tax assets	2,712
Deferred tax liabilities	
Unrealized gain (or loss) on investment securities	(564)
Total deferred tax liabilities	(564)
Net balance of deferred tax assets	2,147

2 A reconciliation between the nominal statutory income tax rate to the effective income tax rate reported in the consolidated statements of income

	(%)
Nominal statutory income tax rate	40.7
(Adjustment)	
Permanent difference	0.0
Personal holding company tax as ruled in Japanese income tax regulations	3.0
Per-capita levy of inhabitant taxes	0.0
Reduction of taxes on IT investments.	(0.5)
Others	(0.2)
Effective income tax rate	43.0

As of March 31, 2007

1 Significant components of deferred income tax assets and liabilities

	(Millions of Yen)
Deferred tax assets	
Accrued enterprise tax	367
Excess of allowance for doubtful accounts	352
Reserve for retirement bonuses for directors and auditors	84
Excess of reserve for securities transactions	1,384
Accrued bonuses	33
Devaluation loss on investment securities	43
Others	37
Total deferred tax assets	2,301
Deferred tax liabilities	
Unrealized gain (or loss) on investment securities	(593)
Total deferred tax liabilities	(593)
Net balance of deferred tax assets	1,707

2 A reconciliation between the nominal statutory income tax rate to the effective income tax rate reported in the consolidated statements of income

Notes are omitted since the difference between the nominal statutory income tax rate to the effective income tax rate is less than 5/100 of the nominal statutory income tax rate.

Segment Information

Information relating to operations in different industries has been omitted as the Company and its consolidated subsidiary operate predominately in the investment and financing service industry. The Company's primary business activities include brokerage, underwriting and distribution and trading of securities, and over 90% of the revenue, operating income or assets of the Company and its consolidated subsidiary are related to the investment and financing services industry.

Information relating to geographic area and export sales has been omitted, as the Company and its consolidated subsidiary do not hold overseas revenues nor overseas branches.

Trades with Related Parties

< Year ended March 31, 2006 >

Directors and major individual shareholders

(Millions of Yen)

Type	Name	Address	Equity invested	Business Involved	Holding of the Company's voting right	Relationship details		Trade details	Trading volume	Balances to the related party
						Human	Business			
Companies whose voting rights are held by the directors of the Company and their relatives	Shokosha Ltd.	2-4-2, Nishikata Bunkyo-ku, Tokyo, Japan	130	Sales, exchanges and rental of real estate	Shokosha Ltd. holds 9.09% of voting rights of the Company directory.	1 director of the Company is also appointed as a director of Shokosha Ltd.	Rental of real estate	Rental of real estate through Heiwa Real Estate Co., Ltd.	14	Prepaid expenses 0

Notes: The rental of real estates described above based on the rental contract between the Company and Heiwa Real Estate Co., Ltd. on the estates the latter took on lease from Shokosha Ltd. to be used as the Company's dormitory for female employees. The rental fee the Company pays to Heiwa Service Co., Ltd. is determined based on prices exercised around the neighborhood.

(Millions of Yen)

Type	Name	Address	Equity invested	Business Involved	Holding of the Company's voting right	Relationship details		Trade details	Trading volume	Balances to the related party
						Human	Business			
Companies whose voting rights are held by the directors of the Company and their relatives	Beeze Co., Ltd.	3-4, Kojimachi, Chiyoda-ku, Tokyo, Japan	10	Planning, Producing and Distributing Advertisements	—	—	The Company's Advertisement Agency	Planning, Producing and Distributing the Company's advertisements	236	Accrued expenses 76 Prepaid expenses 0

Notes: The fee the Company pays to Beeze Co., Ltd. is determined based on prices exercised in the general market.

(Millions of Yen)

Type	Name	Address	Equity invested	Business Involved	Holding of the Company's voting right	Relationship details		Trade details	Trading volume	Balances to the related party
						Human	Business			
Companies whose voting rights are held by the directors of the Company and their relatives	Club Nippon Co., Ltd.	1-20-7, Nihombashi Chuo-ku, Tokyo, Japan	333	Advertising substitute, Marketing consultant, Software development	—	1 auditor of the Company is also appointed as a director of Club Nippon Co., Ltd.	Lease of real estate	Lease of real estate	3	Deferred revenue 0

Notes: The lease of real estates described above is based on the lease contract between Matsui Real Estate Co., Ltd., the Company's subsidiary, and Club Nippon Co., Ltd., on the estate the latter took on lease from Matsui Real Estate Co., Ltd. The rental fee the Company receives from Club Nippon Co., Ltd. is determined based on prices exercised around the neighborhood.

< Year ended March 31, 2007 >

Directors and major individual shareholders

(Millions of Yen)

Type	Name	Address	Equity invested	Business Involved	Holding of the Company's voting right	Relationship details		Trade details	Trading volume	Balances to the related party
						Human	Business			
Companies whose voting rights are held by the directors of the Company and their relatives	Shokosha Ltd.	2-4-2, Nishikata Bunkyo-ku, Tokyo, Japan	130	Sales, exchanges and rental of real estate	Shokosha Ltd. holds 9.06% of voting rights of the Company directory.	1 director of the Company is also appointed as a director of Shokosha Ltd.	Rental and sale of real estate	Rental of real estate through Heiwa Real Estate Co., Ltd.	14	—
								Sale of real estate	22	—

Notes:

1. The rental of real estates described above is based on the rental contract between the Company and Heiwa Real Estate Co., Ltd. on the estates the latter took on lease from Shokosha Ltd. to be used as the Company's dormitory for female employees. The rental fee the Company pays to Heiwa Service Co., Ltd. is determined based on prices exercised around the neighborhood.
2. The sale of real estates described above is the one to dispose land, buildings, equipment and instruments of decrepit facilities which partly relate to the Company's recreation facilities. The sale price was determined based on prices obtained from several outside evaluators.

(Millions of Yen)

Type	Name	Address	Equity invested	Business Involved	Holding of the Company's voting right	Relationship details		Trade details	Trading volume	Balances to the related party
						Human	Business			
Companies whose voting rights are held by the directors of the Company and their relatives	Beeze Co., Ltd.	3-4, Kojimachi, Chiyoda-ku, Tokyo, Japan	10	Planning, Producing and Distributing Advertisements	—	—	The Company's Advertisement Agency	Planning, Producing and Distributing the Company's advertisements	352	Accrued expenses 13

Notes: The fee the Company pays to Beeze Co., Ltd. is determined based on prices exercised at the general market.

(Millions of Yen)

Type	Name	Address	Equity invested	Business Involved	Holding of the Company's voting right	Relationship details		Trade details	Trading volume	Balances to the related party
						Human	Business			
Companies whose voting rights are held by the directors of the Company and their relatives	Club Nippon Co., Ltd.	1-20-7, Nihombashi Chuo-ku, Tokyo, Japan	333	Advertising substitute, Marketing consultant, Software development	—	1 auditor of the Company is also appointed as a director of Club Nippon Co., Ltd.	Lease of real estate	Lease of real estate	3	—

Notes:

1. The lease of real estate described above is based on the lease contract between Matsui Real Estate Co., Ltd., the Company's subsidiary, and Club Nippon Co., Ltd., on the estate the latter took on lease from Matsui Real Estate Co., Ltd. The rental fee the Company receives from Club Nippon Co., Ltd. is determined based on prices exercised around the neighborhood.
2. 1 auditor of the Company who had been appointed as a director of Club Nippon Co., Ltd. resigned as a director during the fiscal period.

Per Share Information

Year ended March 31, 2006		Year ended March 31, 2007	
Shareholders' equity per share	252.17 Yen	Shareholders' equity per share	279.70 Yen
Net income per share	77.11 Yen	Net income per share	50.02 Yen
Fully diluted earnings per share	68.78 Yen	Fully diluted earnings per share	44.73 Yen

The Company split its stock three-for-one on May 17, 2005. The comparison of per share information as of March 31, 2005 under the assumption that the stock was split at the beginning of the fiscal year ended 2005 is as follows.

Shareholder's equity per share	185.73 Yen
Net income per share	46.99 Yen
Fully diluted earnings per share	41.85 Yen

Note: Calculation basis of per share information is as follows:

1. Net assets per share

Items	Year ended March 31, 2006	Year ended March 31, 2007
Total net assets on the balance sheets (Millions of Yen)	—	75,281
Net assets attributed to common stock (Millions of Yen)	—	75,281
Breakdown of difference (Millions of Yen)	—	—
Number of common stock outstanding (Thousands of shares)	—	269,183
Number of common stock held in treasury (Thousands of shares)	—	32
Number of common stock included in the calculation of net assets per share (Thousands of shares)	—	269,151

2. Net income and fully diluted earnings per share

Items	Year ended March 31, 2006	Year ended March 31, 2007
Net income on the statements of income (Millions of Yen)	20,650	13,444
Net income attributed to common stock (Millions of Yen)	20,650	13,444
Net income not attributed to common stock (Millions of Yen)	—	—
Average number of common stock outstanding (Thousands of shares)	267,808	268,771
Breakdown of increase of common stock considered in the calculation of fully diluted earnings per share (Thousands of shares) New share purchase rights (Thousands of shares)	32,430	31,783
Increase of common stock (Thousands of shares)	32,430	31,783
Number of new-share purchase rights or others without dilution effects which are not considered in the calculation of fully diluted earnings per share	————	1 class of new-share purchase rights. Residual securities: 549,000 shares Details are given in "Part 4 Corporate Profiles – 1 Number of shares – (2) New-Share Purchase Rights".

Subsequent Events

No relevant items.

[6] Supporting Schedule to the Consolidated Financial Statements

i) Bonds

(Millions of Yen)

Issuer Company	Name	Date of Issuance	As of March 31, 2006	As of March 31, 2007	Interest rate	Collateral	Date of Maturity
Matsui Securities Co., Ltd.	Unsecured Straight Bonds #1	August 15, 2003	10,000	—	1.48%	None	August 15, 2006
Matsui Securities Co., Ltd.	Unsecured Straight Bonds #2	October 17, 2003	10,000	—	1.56%	None	October 17, 2006
Matsui Securities Co., Ltd.	Unsecured Straight Bonds #3	May 18, 2004	20,000	20,000	1.40%	None	May 18, 2009
Matsui Securities Co., Ltd.	Unsecured Straight Bonds #4	January 26, 2006	20,000	20,000	0.84%	None	January 26, 2009
Matsui Securities Co., Ltd.	Convertible Bonds	November 17, 2003	39,800	39,800	—	None	March 31, 2011
Total		—	99,800	79,800	—	—	—

Note:

1. The status of convertible bonds with new share purchase rights

	Value of issuance of rights	Price of issuance of stock	Total value of issuance	Total value of issuance of stocks by exercise of rights	Grant ratio of rights	Period of exercise of rights	Note on substitutional payment
Matsui Securities Co., Ltd. Common stocks	Gratis	1,266.3 Yen	40,000 Million Yen	200 Million Yen	100%	From December 1, 2003 to March 17, 2011	Note

Note: The amount equivalent to the bonds issued is to be treated as the fulfillment of the payment on the exercise of the rights.

2. The redemption schedule of bonds within 5 years from March 31, 2007 is as follows.

(Millions of Yen)

Within 1 year	Over 1 year and Within 2 years	Over 2 year and Within 3 years	Over 3 year and Within 4 years	Over 4 year and Within 5 years
—	20,000	20,000	39,800	—

ii) Borrowings

(Millions of Yen)

Item	As of March 31, 2006	As of March 31, 2007	Average Interest Rate (%)	Maturity
Short-term borrowings	114,500	148,000	0.84	—
Long-term borrowings to be repaid within 1 year	4,150	9,093	0.87	—
Long-term borrowings excluding those to be repaid within 1 year	39,643	31,550	0.86	From July 31, 2008 to September 8, 2009
Other interest-bearing liabilities:				
Commercial paper	—	1,000	0.80	—
Loans from securities finance companies to be repaid within 1 year	178,733	47,081	1.02	—
Total	337,026	236,723	—	—

Note: 1 The repayment schedule of long-term borrowings and other interest-bearing debts are as follows.

(Millions of Yen)

Item	Over 1 year and Within 2 years	Over 2 year and Within 3 years	Over 3 year and Within 4 years	Over 4 year and Within 5 years
Long-term borrowings	30,550	1,000	—	—

2 "Average Interest Rate" is the weighted average interest rate as of March 31, 2007.

[2] Others

No relevant items

2 Non-Consolidated Financial Statements and Others

(1) Non-Consolidated Financial Statements

[1] Non-Consolidated Balance Sheets

		March 31, 2006			March 31, 2007		
Item	Note	Millions of Yen		%	Millions of Yen		%
(Assets)							
I Current Assets							
Cash and bank deposits			102,214			15,914	
Cash segregated as deposits			322,005			268,026	
Cash in trust			1,000			75,700	
Trading assets			—			1	
Net receivables arising from pre-settlement date trades			705			174	
Margin account assets			610,279			433,446	
Loans receivable from customers		606,561			430,420		
Cash deposited as collateral for securities borrowed from securities finance companies		3,719			3,026		
Receivables on collateralized securities transactions:			1,747			1,508	
Cash deposited as collateral for securities borrowed		1,747			1,508		
Receivables from customers and others			17			34	
Receivables from customers		17			34		
Others		0			0		
Advance paid for subscription			66			—	
Short-term guarantee deposits			13,066			28,436	
Advances			10			0	
Prepaid expenses			190			182	
Accounts receivable			1			11	
Accrued income			5,050			5,564	
Deferred income taxes			1,115			503	
Others			2,781			2,608	
Allowance for doubtful accounts			(391)			(281)	
Total current assets			1,059,856	99.3		831,825	99.1
II Fixed assets							
1 Tangible fixed assets			784	0.1		758	0.1
Buildings	※1	356			336		
Equipment and instruments	※1	237			231		
Land		191			191		
2 Intangible assets			2,779	0.3		2,949	0.3
Software		2,748			2,926		
Telephone subscription rights		10			9		
Others		21			14		
3 Investments and others			3,724	0.3		3,882	0.5
Investment securities		1,934			1,882		
Shares of affiliated companies		450			450		
Investment in partnership		3			3		
Long-term loans receivable		283			205		
Long-term guarantee deposits		225			264		
Long-term prepaid expenses		9			7		
Deferred income taxes		1,031			1,203		
Others		551			496		
Allowance for doubtful accounts		(760)			(628)		
Total fixed assets			7,287	0.7		7,588	0.9
Total assets			1,067,143	100.0		839,414	100.0

		March 31, 2006			March 31, 2007		
Item	Note	Millions of Yen		%	Millions of Yen		%
(Liabilities)							
I Current liabilities							
Margin account liabilities:			218,035			79,476	
Loans from securities finance companies	※2	178,733			47,081		
Proceeds of securities sold on customers' account		39,302			32,396		
Payables on collateralized securities transactions:			153,120			86,038	
Cash deposits as collateral for securities loaned		153,120			86,038		
Deposits received:			155,472			146,841	
Deposits received from customers		150,918			144,132		
Others		4,554			2,709		
Guarantee money received			196,235			171,506	
Suspense account for undelivered securities			8			—	
Short-term borrowings			118,650			157,093	
Commercial paper			—			1,000	
Bonds due within one year			20,000			—	
Deferred revenue			99			78	
Accounts payable			826			125	
Accrued expenses			2,120			2,080	
Accrued income taxes			12,140			4,917	
Accrued bonuses			382			82	
Others			0			0	
Total current liabilities			877,088	82.2		649,236	77.3
II Long-term liabilities							
Bonds			40,000			40,000	
Convertible bonds			39,800			39,800	
Long-term borrowings			39,643			31,550	
Reserve for retirement bonuses for directors and auditors			235			206	
Total long-term liabilities			119,678	11.2		111,556	13.3
III Statutory reserves							
Reserve for securities transactions	※4		2,795			3,399	
Total statutory reserves			2,795	0.3		3,399	0.4
Total liabilities			999,562	93.7		764,192	91.0

		March 31, 2006			March 31, 2007		
Item	Note	Millions of Yen		%	Millions of Yen		%
(Shareholders'equity)							
I Common Stock	※5		11,750	1.1		—	—
II Capital surplus							
1 Additional paid-in capital			9,598			—	
Total capital surplus			9,598	0.9		—	—
III Earned surplus							
1 Earned surplus reserves			159			—	
2 Voluntary reserves			4,250			—	
Special purpose reserves		4,250			—		
3 Unapprpriated retained earnings			41,024			—	
Total earned surplus			45,433	4.2		—	—
IV Net unrealized gain (loss) on investment securities, net of taxes			822	0.1		—	—
V Treasury stock	※6		(22)	(0.0)		—	—
Total shareholders' equity			67,581	6.3		—	—
Total liabilities and shareholders' equity			1,067,143	100.0		—	—

Item	Note	March 31, 2006 Millions of Yen		%	March 31, 2007 Millions of Yen		%
(Net assets)							
I Shareholders' equity							
1 Common stock			–	–		11,922	1.4
2 Capital surplus							
(1) Additional paid-in capital		–			9,770		
Total capital surplus			–	–		9,770	1.2
3 Earned surplus							
(1) Earned surplus reserves		–			159		
(2) Other earned surplus							
Special purpose reserves		–			4,250		
Earned surplus carried forward		–			48,279		
Total earned surplus			–	–		52,688	6.3
4 Treasury stock			–	–		(22)	(0.0)
Total shareholders' equity			–	–		74,357	8.9
II Valuation and translation adjustments							
1 Net unrealized gain (loss) on investment securities, net of taxes			–			865	
Total valuation and translation adjustments			–	–		865	0.1
Total net assets			–	–		75,222	9.0
Total liabilities and net assets			–	–		839,414	100.0

[2] Non-Consolidated Statements of Income

		Year ended March 31, 2006			Year ended March 31, 2007		
Item	Note	Millions of Yen		%	Millions of Yen		%
I Operating revenues							
Commissions			42,477			26,936	
Brokerage commissions		39,182			24,386		
Underwriting and selling commissions		164			58		
Subscription and distribution commissions		23			24		
Others		3,108			2,468		
Net gain (loss) on trading	※1		(244)			(73)	
Interest and dividend income	※2		14,839			16,828	
Total operating revenues			57,072	100.0		43,691	100.0
II Interest expenses	※3		2,922			2,984	
Net Operating revenues			54,150	94.9		40,708	93.2
III Selling, general and administrative expenses							
Transaction related expenses	※4	5,000			5,182		
Employees' compensation and benefits	※5	1,974			1,994		
Occupancy and rental	※6	344			428		
Data processing and office supplies	※7	7,173			8,848		
Depreciation		1,044			1,248		
Duties and taxes other than income taxes	※8	348			280		
Provision of allowance for doubtful accounts		949			—		
Others	※9	205			185		
Total selling, general and administrative expenses			17,037	29.9		18,163	41.6
Operating income			37,113	65.0		22,544	51.6
IV Non-operating income							
Compensation income for damages		122			96		
Dividend income		33			63		
Others		13			30		
Total non-operating income			168	0.3		189	0.4
V Non-operating expenses							
Bond issuing costs		83			—		
Commissions on syndicated loans		109			4		
Others		37			20		
Total non-operating expenses			230	0.4		24	0.0
Ordinary income			37,052	64.9		22,709	52.0

Item	Note	Year ended March 31, 2006 Millions of Yen		%	Year ended March 31, 2007 Millions of Yen		%
Ⅵ Special profits							
Gain on sales of investment securities		189			332		
Reversal of allowance for doubtful accounts		—			200		
Total special profits			189	0.3		532	1.2
Ⅶ Special losses							
Loss on sales and disposals of property and equipment	※10	87			7		
Loss on asset impairment		4			—		
Provision for statutory reserves		907			604		
Devaluation loss on telephone subscription rights		—			0		
Devaluation loss on investment securities		—			51		
Devaluation loss on corporate golf membership and resort membership		31			—		
Total special losses			1,029	1.8		662	1.5
Income before income taxes			36,212	63.4		22,579	51.7
Income taxes - current		16,744			8,720		
Income taxes - deferred		(1,176)	15,568	27.2	410	9,130	20.9
Net income			20,644	36.2		13,449	30.8
Unapprpriated retained earnings at the beginning of period			20,380			—	
Unapprpriated retained earnings at the end of period			41,024			—	

[3] Statements of Appropriation of Retained Earnings

Item	Year ended March 31, 2006 (June 25, 2006) (Millions of Yen)	
I Unapprpriated retained earnings at the end of period		41,024
II Appropriation		
Dividends *1	6,194	6,194
III Unapprpriated retained earnings brought forward to the following period		34,830

*Note 1 Cash dividend per share for the year ended March 31, 2006: 23.09Yen.

2 Date mentioned in the table above are those of the ordinary general shareholders' meeting held for approval.

[4] Non-Consolidated Statements of Changes in Net Assets

(Year ended March 31, 2007) (Millions of Yen)

	Shareholders' equity								
	Common stock	Capital surplus		Earned surplus				Treasury stock	Total shareholders' equity
		Capital reserve	Total Capital surplus	Earned reserve	Other earned surplus		Total Earned surplus		
					Special purpose reserves	Earned surplus carried forward			
Balance as of March 31, 2006	11,750	9,598	9,598	159	4,250	41,024	45,433	(22)	66,760
Changes in the current year									
Issuance of new shares	172	172	172						344
Dividends from earned surplus						(6,194)	(6,194)		(6,194)
Net income						13,449	13,449		13,449
Purchase of treasury stock								(0)	(0)
Net change of items other than shareholders' equity									
Total changes in the current year	172	172	172			7,255	7,255	(0)	7,598
Balance as of March 31, 2007	11,922	9,770	9,770	159	4,250	48,279	52,688	(22)	74,357

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of March 31, 2006	822	822	67,581
Changes in the current year			
Issuance of new shares			344
Dividends from earned surplus			(6,194)
Net income			13,449
Purchase of treasury stock			(0)
Net change of items other than shareholders' equity	43	43	43
Total changes in the current year	43	43	7,641
Balance as of March 31, 2007	865	865	75,222

Significant Accounting Policies for the Non-Consolidated Financial Statements

	Year ended March 31, 2006	Year ended March 31, 2007
1. Valuation of Significant Assets	(1) Securities and derivatives classified as trading assets: Securities and derivatives classified as trading assets are carried at fair value. (2) Securities not classified as trading assets: Shares of affiliate companies are stated at cost determined on a moving average method. Other securities, such as available-for-sale securities, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.	(1) Securities and derivatives classified as trading assets: Same as the left column. (2) Securities not classified as trading assets: Shares of affiliate companies are stated at cost determined on a moving average method. Other securities, such as available-for-sale securities, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of net assets, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method. Investments in investment funds are stated at the proportional net value of the Company's interest to the total fund interest. Derivatives are carried at fair value.
2. Depreciation of Fixed Assets	(1) Tangible fixed assets The Company applies the straight-line method. The useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments. (2) Intangible assets The straight-line method is primarily applied. Software for in-house use is depreciated under the straight-line method based on an internal estimated useful life (within 5 years).	(1) Tangible fixed assets Same as the left column. (2) Intangible assets Same as the left column
3. Accrued Assets	Bond issuing costs The entire bond issuing cost is expensed on issuance.	————

	Year ended March 31, 2006	Year ended March 31, 2007
4. Accounting Policies for Significant Provisions	(1) Allowance for doubtful accounts An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience. (2) Accrued bonuses Estimated amount of employees' bonuses is accrued. (3) Reserve for Securities Transactions The Company accounts for Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to article 51 of the Securities Exchange Law and the Article 35 of the "Cabinet Office Ordinance Concerning Securities Companies."	(1) Allowance for doubtful accounts Same as the left column. (2) Accrued bonuses Same as the left column. (3) Reserve for Securities Transactions Same as the left column.
5. Lease Transactions	Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").	Same as the left column.
6.Hedge accounting	(1) Hedge accounting method The Company is eligible for the application of the allowed alternative method for interest rate swaps. The Company accounts for interest rate swap trading pursuant to the allowed alternative method. (2) Means for hedging and objective of hedging (Hedging instruments) Interest rate swap (Hedging items) Borrowings and others (3) Hedging policy The Company and its subsidiary use interest rate swap trading to limit exposures to fluctuations in interest rates. The objective of hedging is identified for each individual contract. (4) Judgment for effectiveness of hedging The Company omits judgment for hedging due to the allowed alternative method.	(1) Hedge accounting method Same as the left column. (2) Means for hedging and objective of hedging Same as the left column. (3) Hedging policy Same as the left column. (4) Judgment for effectiveness of hedging Same as the left column.
7. Other material items	Consumption taxes National and local consumption taxes are separately recorded.	Consumption taxes Same as the left column.

Significant Accounting Policies for the Financial Statements

Year ended March 31, 2006	Year ended March 31, 2007
The Company adopted "Accounting Standard for Impairment of Fixed Assets (Opinions on the establishment of Accounting for Impairment of Fixed Assets, Business Accounting Council, August 9, 2002)" and "Guideline for the Application of Accounting Standard for Impairment of Fixed Assets (Accounting Standard Board of Japan, October 31, 2003)" for this fiscal year. Accordingly, income before income taxes has decreased by 4 million yen. Pursuant to the revised regulations of the financial statements, accumulated loss on asset impairments have been directly deducted from each asset.	―――――――
―――――――	The Company has adopted "Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 5, Dec. 9, 2005) and "Guideline for the Application of Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 8, Dec. 9, 2005)" for this fiscal year. The amount corresponding to the conventional "Shareholders' Equity" in the balance sheet is 75,222 million yen. Consolidated financial statements are presented according to the revision of "Regulations of Consolidated Financial Statements".

Reclassifications

Year ended March 31, 2006	Year ended March 31, 2007
"Dividend income" from non-operating income, which had previously been included in "others", was stated separately in the current fiscal year. The amount of "dividend income" included in "others" in the non-consolidated statements of income for the year ended March 31, 2005 was 14 million yen.	―――――――

Notes to Non-Consolidated Financial Statements

Notes to Consolidated Balance Sheet

As of March 31, 2006	As of March 31, 2007
※1 Accumulated depreciation deducted from tangible fixed assets is as follows. (Millions of Yen) Buildings 103 Equipment and instruments 225 Total 328	※1 Accumulated depreciation deducted from tangible fixed assets is as follows. (Millions of Yen) Buildings 123 Equipment and instruments 284 Total 407
※2 Assets collateralized: none of the assets are collateralized. Note: The securities bought by customers using money loaned from the Company's own fund, of which fair value amounted to 8,838 million yen are collateralized for the loans from securities finance companies. 80,029 million yen of the guarantee securities received from customers are collateralized for loans from securities finance companies.	※2 Assets collateralized: none of the assets are collateralized. Note: The securities bought by customers using money loaned from the Company's own fund, of which fair value amounted to 2,986 million yen are collateralized for the loans from securities finance companies. 24,699 million yen of the guarantee securities received from customers are collateralized for loans from securities finance companies.
3 Fair value of securities received and deposited are as follows. (Excluding those listed in the previous note): (1) Securities deposited (Millions of Yen) ①Securities lent for customers' short positions in margin trading 43,662 ②Collateralized securities for loans from securities finance companies 183,998 ③Securities loaned out in securities loaned vs. cash transactions 172,627 ④Long-term guarantee securities deposited 5,236 ⑤Securities pledged as collateral for short-term guarantee 2,145 (2) Securities received (Millions of Yen) ①Securities received for customers' long positions in margin trading 601,123 ②Collateralized securities for borrowing securities from securities finance companies 3,786 ③Securities received in securities borrowed vs. cash transactions 1,551 ④Guarantee securities received from customers 536,583 ⑤Securities received as collateral for short-term guarantee 919	3 Fair value of securities received and deposited are as follows. (Excluding those listed in the previous note): (1) Securities deposited (Millions of Yen) ①Securities lent for customers' short positions in margin trading 35,395 ②Collateralized securities for loans from securities finance companies 46,794 ③Securities loaned out in securities loaned vs. cash transactions 97,453 ④Long-term guarantee securities deposited 3,991 ⑤Securities pledged as collateral for short-term guarantee 5,694 (2) Securities received (Millions of Yen) ①Securities received for customers' long positions in margin trading 395,534 ②Collateralized securities for borrowing securities from securities finance companies 3,087 ③Securities received in securities borrowed vs. cash transactions 1,423 ④Guarantee securities received from customers 434,479 ⑤Securities received as collateral for short-term guarantee 2,594
※4 The Company accounts for a Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to Article 51 of the Securities Exchange Law.	※4 The Company accounts for a Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to Article 51 of the Securities Exchange Law.

As of March 31, 2006	As of March 31, 2007
※5 Common stock authorized and outstanding Number of authorized shares: 1,050,000,000 Number of outstanding shares: 268,281,485	―――――――
※6 Treasury stock held by the Company is as follows: Common stock 31,426 shares	―――――――
7 By applying Article 124-3 of the Japanese Commercial Code, the Company recognized 822 million yen of the increase of net equity.	―――――――

Notes to Non-Consolidated Statement of Income

Year ended March 31, 2006		Year ended March 31, 2007	
※1 Breakdown of net gain on trading		※1 Breakdown of net gain on trading	
	(Millions of Yen)		(Millions of Yen)
Stocks	(253)	Stocks	(82)
Bonds	9	Bonds	9
Total	(244)	Total	(73)
※2 Breakdown of interest and dividend income		※2 Breakdown of interest and dividend income	
	(Millions of Yen)		(Millions of Yen)
Interest on margin trading	13,581	Interest on margin trading	14,666
Interest received for the securities Lending	1,050	Interest received for the securities Lending	1,305
Others	208	Others	857
Total	14,839	Total	16,828
※3 Breakdown of interest expense		※3 Breakdown of interest expense	
	(Millions of Yen)		(Millions of Yen)
Interest expense on margin trading	1,626	Interest expense on margin trading	983
Interest paid for the borrowings from finance companies on margin trading	164	Interest paid for the borrowings from finance companies on margin trading	311
Interest paid	931	Interest paid	1,469
Others	202	Others	221
Total	2,922	Total	2,984
※4 Breakdown of transaction related expenses		※4 Breakdown of transaction related expenses	
	(Millions of Yen)		(Millions of Yen)
Commissions paid	863	Commissions paid	747
Membership fees for stock exchanges and securities associations	1,504	Membership fees for stock exchanges and securities associations	1,244
Communications expenses	1,841	Communications expenses	2,248
Travel and transportation expenses	12	Travel and transportation expenses	13
Advertisements	770	Advertisements	920
Entertainment and social Expenses	11	Entertainment and social Expenses	10
Total	5,000	Total	5,182
※5 Breakdown of employees' compensation and benefits		※5 Breakdown of employees' compensation and benefits	
	(Millions of Yen)		(Millions of Yen)
Directors' compensation	273	Directors' compensation	329
Employees' compensation	817	Employees' compensation	715
Other compensation	315	Other compensation	697
Welfare expenses	192	Welfare expenses	172
Provision of allowance for employees' bonuses	376	Provision of allowance for employees' bonuses	81
Total	1,974	Total	1,994
※6 Breakdown of occupancy and rental		※6 Breakdown of occupancy and rental	
	(Millions of Yen)		(Millions of Yen)
Occupancy and rental fee	258	Occupancy and rental fee	317
Equipment and instruments expenses	86	Equipment and instruments expenses	111
Total	344	Total	428

Year ended March 31, 2006	Year ended March 31, 2007
※7 Breakdown of data processing and office supplies	※7 Breakdown of data processing and office supplies

※7 (2006)	(Millions of Yen)
Data processing and outsourcing cost of operations	7,164
Office supplies	9
Total	7,173

※7 (2007)	(Millions of Yen)
Data processing and outsourcing cost of operations	8,836
Office supplies	12
Total	8,848

※8 Breakdown of duties and taxes other than income taxes

2006	(Millions of Yen)
Property taxes and automobile taxes	9
Official fees	72
Consumption tax	24
Enterprise tax (reduction on VAT and capital levy)	231
Others	11
Total	348

2007	(Millions of Yen)
Property taxes and automobile taxes	8
Official fees	88
Consumption tax	26
Enterprise tax (reduction on VAT and capital levy)	152
Others	6
Total	280

※9 Breakdown of Others

2006	(Millions of Yen)
Printing cost	8
Water, lighting and heating	22
Library expenses	3
Training	6
Employee recruitment costs	3
Sales Promotions	69
Miscellaneous	94
Total	205

2007	(Millions of Yen)
Printing cost	10
Water, lighting and heating	27
Library expenses	4
Training	5
Employee recruitment costs	6
Sales Promotions	74
Miscellaneous	59
Total	185

※10 Breakdown of loss on sales and disposals of property and equipment

2006	(Millions of Yen)
Loss on disposals	
Equipment and instruments	33
Software	52
Others	1
Total	87
Loss on sales	

2007	(Millions of Yen)
Loss on disposals	
Equipment and instruments	0
Software	7
Total	7
Loss on sales	
Equipment and instruments	0
Total	0

Notes to Non-Consolidated Statements of Changes in Net Assets

(Year ended March 31, 2007)

Types and number of outstanding shares and treasury stock

(Number of shares)

	Number of shares as of March. 31, 2006	Number of shares increased in the year ended March 31, 2007	Number of shares decreased in the year ended March 31, 2007	Number of shares as of March 31, 2007
Treasury stock				
Common stock	31,426	410	–	31,836
Total	31,426	410	–	31,836

Note: Increase of treasury stock is a result of the purchase of odd-lot shares.

Notes to Lease Transactions

(Millions of Yen)

Year ended March 31, 2006	Year ended March 31, 2007
Financing lease transactions other than those where title of the property is transferred to lessee	Financing lease transactions other than those where title of the property is transferred to lessee
1. Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period	1. Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period
(Millions of Yen)	(Millions of Yen)
Acquisition price equivalent:	Acquisition price equivalent:
Equipment and instruments 3	Equipment and instruments 10
Total 3	Total 10
Accumulated depreciation equivalent:	Accumulated depreciation equivalent:
Equipment and instruments 3	Equipment and instruments 1
Total 3	Total 1
Equivalent of balance at end of period:	Equivalent of balance at end of period:
Equipment and instruments 0	Equipment and instruments 9
Total 0	Total 9
2. Present value of future lease payments	2. Present value of future lease payments
Within 1 year 0	Within 1 year 2
Over 1 year —	Over 1 year 7
Total 0	Total 9
3. Lease charge paid, depreciation equivalent and interest equivalent	3. Lease charge paid, depreciation equivalent and interest equivalent
(Millions of Yen)	(Millions of Yen)
Lease charge paid 4	Lease charge paid 2
Depreciation equivalent 3	Depreciation equivalent 1
Interest equivalent 0	Interest equivalent 0
4. Calculation method for depreciation equivalent The lease term is regarded as a durable period and the residual value is regarded as zero.	4. Calculation method for depreciation equivalent Same as the left column.
5. Calculation method for interest equivalent The difference between the total amount of future lease payments and the acquisition cost equivalent is regarded as the interest equivalent, which is allocated to each of the fiscal periods using the interest method.	5. Calculation method for interest equivalent Same as the left column.

Notes to Securities held

The shares of the Company's subsidiary do not have a market price for the years ended March 31, 2006 and 2007.

Notes to Tax Effect Accounting

As of March 31, 2006

1 Significant components of deferred income tax assets and liabilities

	(Millions of Yen)
Deferred tax assets	
Accrued enterprise tax	839
Excess of allowance for doubtful accounts	415
Reserve for retirement bonuses for directors and auditors	96
Excess of reserve for securities transactions	1,138
Accrued bonuses	156
Others	68
Total deferred tax assets	2,711
Deferred tax liabilities	
Excess of reserve for securities transactions	(564)
Total deferred tax liabilities	(564)
Net balance of deferred tax assets	2,146

2 A reconciliation between the nominal statutory income tax rate to the effective income tax rate reported in the consolidated statements of income

	(%)
Nominal statutory income tax rate	40.7
(Adjustment)	
Permanent difference	0.0
Personal holding company tax as ruled in Japanese income tax regulations	3.0
Per-capita levy of inhabitant taxes	. 0.0
IT investments deductible from income taxes	(0.5)
Others	(0.2)
Effective income tax rate	43.0

As of March 31, 2007

1 Significant components of deferred income tax assets and liabilities

	(Millions of Yen)
Deferred tax assets	
Accrued enterprise tax	367
Excess of allowance for doubtful accounts	352
Reserve for retirement bonuses for directors and auditors	84
Excess of reserve for securities transactions	1,384
Accrued bonuses	33
Devaluation loss on investment securities	43
Others	37
Total deferred tax assets	2,300
Deferred tax liabilities	
Excess of reserve for securities transactions	(593)
Total deferred tax liabilities	(593)
Net balance of deferred tax assets	1,707

2 A reconciliation between the nominal statutory income tax rate to the effective income tax rate reported in the consolidated statements of income

Notes are omitted since the difference between the nominal statutory income tax rate to the effective income tax rate is less than 5/100 of the nominal statutory income tax rate.

Per Share Information

Year ended March 31, 2006		Year ended March 31, 2007	
Shareholders' equity per share	251.93 Yen	Shareholders' equity per share	279.48 Yen
Net income per share	77.08 Yen	Net income per share	50.04 Yen
Fully diluted earnings per share	68.76 Yen	Fully diluted earnings per share	44.75 Yen

The Company split its stock three-for-one on May 17, 2005. The comparison of per share information as of March 31, 2005 under the assumption that the stock was split at the beginning of the fiscal year ended 2005 is as follows.

Shareholder's equity per share	185.52 Yen
Net income per share	46.97 Yen
Fully diluted earnings per share	41.83 Yen

Note: Calculation basis of per share information is as follows.

1. Net assets per share

Items	Year ended March 31, 2006	Year ended March 31, 2007
Total net assets on the balance sheets (Millions of Yen)	—	75,222
Net assets attributed to common stock (Millions of Yen)	—	75,222
Breakdown of difference (Millions of Yen)	—	—
Number of common stock outstanding (Thousands of shares)	—	269,183
Number of common stock held in treasury (Thousands of shares)	—	32
Number of common stock included in the calculation of net assets per share (Thousands of shares)	—	269,151

2. Net income and fully diluted earnings per share

Items	Year ended March 31, 2006	Year ended March 31, 2007
Net income on the statements of income (Millions of Yen)	20,644	13,449
Net income attributed to common stock (Millions of Yen)	20,644	13,449
Net income not attributed to common stock (Millions of Yen)	—	—
Average number of common stock outstanding (Thousands of shares)	267,808	268,771
Breakdown of increase of common stock considered in the calculation of fully diluted earnings per share (Thousands of shares) New share purchase rights (Thousands of shares)	32,430	31,783
Increase of common stock (Thousands of shares)	32,430	31,783
Number of new-share purchase rights or others without dilution effects which are not considered in the calculation of fully diluted earnings per share	———	1 class of new-share purchase rights. Residual securities: 549,000 shares Details are given in "Part 4 Corporate Profiles – 1 Number of shares – (2) New-Share Purchase Rights".

Subsequent Events

No relevant items.

[5] Supporting Schedules

i) List of investment securities

According to the Article 124 of Regulations on Financial Statements, a detailed list of investment securities whose book value as of March 31, 2007 totals less than 1/100 of the total assets is omitted.

ii) Fixed Assets

(Millions of Yen)

		As of March 31, 2006	Increase in the current period	Decrease in the current period	As of March 31, 2007	Accumulated Depreciation and Amortization	Depreciation expensed in the current period	Net Value of assets
Tangible	Buildings	459	—	—	459	123	20	336
	Equipment And instruments	462	54	2	514	284	59	231
	Land	191	—	—	191	—	—	191
	Total	1,112	54	2	1,165	407	80	758
Intangible	Software	5,339	1,344	8	6,675	3,749	1,159	2,926
	Telephone subscription rights	17	0	0	17	8	1	9
	Others	41	—	—	41	27	7	14
	Total	5,397	1,344	8	6,733	3,784	1,167	2,949
Long-term prepaid expenses		30	2	11	22	15	5	7

Note: The increase in software is due to the capitalization of upgrade costs for the online securities trading system "Netstock" or due to acquisitions in response to the introduction of new services during the current year.

iii) Schedule for Provisions

(Millions of Yen)

Item	Balance as of March 31, 2006	Increase	Decrease		Balance as of March 31, 2007
			Appropriation	Other	
Allowance for doubtful account	1,151	281	42	481	909
Accrued bonuses	382	82	382	1	82
Reserve for securities transactions	2,795	604	—	—	3,399

Note: The decrease of allowance for doubtful account is the reversal according to the yearly recalculation of the allowance.

(2) Breakdown of Major Assets and Liabilities

[1] Assets

i) Cash in hand and at banks

		Book value (Millions of Yen)
Cash in hand		1
Cash at banks	Demand deposits	10,277
	Ordinary deposits	5,608
	Segregated deposits	28
Total		15,914

ii) Cash segregated as deposits

	Book value (Millions of Yen)
Trusted money segregated for customers as fiduciary assets	268,014
Others	12
Total	268,026

iii) Cash in trust

	Book value (Millions of Yen)
Cash in trust	73,200
Other cash in trust	2,500
Total	75,700

iv) Margin account assets

	Book value (Millions of Yen)
Loans receivable from customers	430,420
Cash deposits as collateral for securities borrowed from securities finance companies	3,026
Total	433,446

[2] Liabilities

i) Margin account liabilities

	Book value (Millions of Yen)
Loans from securities finance companies	
Japan Securities Finance Co., Ltd	42,745
Osaka Securities Finance Co., Ltd.	3,731
Chubu Securities Financing Co., Ltd.	605
Proceeds of securities sold on customers' accounts	32,396
Total	79,476

ii) Payables on collateralized securities transactions

	Book value (Millions of Yen)
Cash deposits as collateral for securities loaned	86,038
Total	86,038

iii) Deposits received

	Book value (Millions of Yen)
From customers	144,132
Others	2,709
Total	146,841

iv) Guarantee deposits received

	Book value (Millions of Yen)
Guarantee money received concerning margin trading	141,329
Guarantee money received concerning futures trading	15,777
Others	14,400
Total	171,506

v) Short-term borrowings

	Book value (Millions of Yen)
The Bank of Tokyo-Mitsubishi UFJ, Limited	25,000
Sumitomo Mitsui Banking Corporation	22,000
Resona Bank, Limited	15,000
The Norinchukin Bank	15,000
Mizuho Corporate Bank, Limited	10,000
The Sumitomo Trust & Banking Co., Limited	10,000
The Chuo Mitsui Trust and Banking Company, Limited	10,000
Others	14,500
Call money	26,500
Long-term borrowings due within one year	9,093
Total	157,093

vi) Long-term borrowings

	Book value (Millions of Yen)
Syndicated Loan	30,000
Taiyo Life insurance Company	1,000
The Bank of Tokyo-Mitsubishi UFJ, Limited	450
Nippon Life Insurance Company	100
Total	31,550

vii) **Bonds**

	Book value (Millions of Yen)
Unsecured Straight Bonds #3	20,000
Unsecured Straight Bonds #4	20,000
Total	40,000

viii) **Convertible Bonds**

	Book value (Millions of Yen)
Zero Coupon Convertible Bonds due 2011	39,800
Total	39,800

[3] Other

No relevant items

Note: The Original Annual Securities Report includes the audit reports by ChuoAoyama PricewaterhouseCoopers for the consolidated and non-consolidated financial statements for the year ended March 31, 2006 and PricewaterhouseCoopers Aarata for the consolidated and non-consolidated financial statements for the year ended March 31, 2007.

File No. 82-5215

Consolidated and Non-Consolidated Financial Summary under Japanese GAAP
For the Three Months Ended June 30, 2007

Date: July 27, 2007
Company name (code number): Matsui Securities Co., Ltd. (8628)
Stock exchange listing: Tokyo
(URL http://www.matsui.co.jp/ir/en/index.html)
Representative: Michio Matsui: President and Chief Executive Officer
Contact: Shinichi Uzawa: Chief Financial Officer

Note: All figures in the financial statements are rounded off to the nearest millionth.

1. Consolidated financial summary for the three months ended June 30, 2007

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Three months ended June 30, 2007	11,235	(−5.0)	10,316	(−7.2)	5,282	(−18.2)	5,359	(−17.6)
Three months ended June 30, 2006	11,820	(21.9)	11,120	(22.6)	6,454	(14.3)	6,507	(15.1)
Year ended March 31, 2007	43,691	−	40,708	−	22,547	−	22,720	−

	Net income		Earnings/share	Fully diluted earnings/share
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)
Three months ended June 30, 2007	3,705	(−2.6)	13.77	12.30
Three months ended June 30, 2006	3,804	(18.0)	14.18	12.65
Year ended March 31, 2007	13,444	−	50.02	44.73

(2) Financial position

	Total assets	Net assets	Equity ratio	Net assets /share
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)
As of June 30, 2007	844,314	71,977	8.5	267.38
As of June 30, 2006	924,003	65,169	7.1	242.93
As of March 31, 2007	839,475	75,281	9.0	279.70

2. Other information

(1) Changes in scope of consolidation : None
(2) Simplified accounting policies : None
(3) Changes in accounting policies : Yes

(Reference)

1. Non-Consolidated financial summary for the three months ended June 30, 2007

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Three months ended June 30, 2007	11,235	(−5.0)	10,316	(−7.2)	5,281	(−18.2)	5,356	(−17.7)
Three months ended June 30, 2006	11,820	(21.9)	11,120	(22.6)	6,454	(14.3)	6,504	(15.1)
Year ended March 31, 2007	43,691	−	40,708	−	22,544	−	22,709	−

	Net income		Earnings/share	Fully diluted earnings/share
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)
Three months ended June 30, 2007	3,702	(−2.6)	13.75	12.29
Three months ended June 30, 2006	3,802	(18.0)	14.17	12.65
Year ended March 31, 2007	13,449	−	50.04	44.75

(2) Financial position

	Total assets	Net assets	Equity ratio	Net assets /share
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)
As of June 30, 2007	844,250	71,914	8.5	267.15
As of June 30, 2006	923,935	65,103	7.0	242.69
As of March 31, 2007	839,414	75,222	9.0	279.48

Notice to readers:

The accompanying consolidated and non-consolidated financial statements of the Company are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

Consolidated Balance Sheets

Item	June 30, 2006	June 30, 2007	Increase/ Decrease		(Reference) March 31, 2007
	Millions of Yen	Millions of Yen	Millions of Yen	%	Millions of Yen
(Assets)					
I Current Assets					
Cash and bank deposits	111,484	23,456			16,137
Cash segregated as deposits	276,005	292,012			268,026
Cash in trust	1,000	69,400			75,700
Trading assets	—	—			1
Net receivables arising from pre-settlement date trades	86	1			174
Margin account assets:	505,065	414,231			433,446
Loans receivable from customers	503,782	412,273			430,420
Cash deposited as collateral for securities borrowed from securities finance companies	1,283	1,958			3,026
Receivables on collateralized securities transactions:	256	978			1,508
Cash deposited as collateral for securities borrowed	256	978			1,508
Receivables from customers and others	49	50			34
Short-term guarantee deposits	15,521	28,459			28,436
Others	7,816	9,483			8,870
Allowance for doubtful accounts	(373)	(543)			(281)
Total current assets	916,909	837,527	(79,382)	−8.7	832,051
II Fixed assets					
1 Tangible fixed assets	1,104	1,022	(82)	−7.4	1,043
2 Intangible assets	2,747	2,819	73	2.6	2,949
Software	2,718	2,798			2,926
Others	29	21			23
3 Investments and others	3,243	2,946	(297)	−9.2	3,433
Investment securities	1,782	393			1,882
Others	2,189	3,776			2,179
Allowance for doubtful accounts	(728)	(1,223)			(628)
Total fixed assets	7,094	6,787	(307)	−4.3	7,424
Total assets	924,003	844,314	(79,689)	−8.6	839,475

Item	June 30, 2006	June 30, 2007	Increase/ Decrease		(Reference) March 31, 2007
	Millions of Yen	Millions of Yen	Millions of Yen	%	Millions of Yen
(Liabilities)					
I Current liabilities					
Margin account liabilities:	94,774	86,733			79,476
Loans from securities finance companies	70,561	53,269			47,081
Proceeds of securities sold on customers' account	24,213	33,464			32,396
Payables on collateralized securities transactions:	117,661	60,903			86,038
Cash deposits as collateral for securities loaned	117,661	60,903			86,038
Deposits received	148,398	165,028			146,842
Guarantee money received	189,682	176,874			171,506
Suspense account for undelivered securities	15	71			—
Short-term borrowings	160,150	159,343			157,093
Commercial paper	3,000	—			1,000
Bonds due within one year	20,000	—			—
Accrued income taxes	1,831	2,914			4,917
Accrued bonuses	38	33			82
Others	3,428	3,395			2,284
Total current liabilities	738,977	655,294	(83,683)	−11.3	649,238
II Long-term liabilities					
Bonds	40,000	40,000			40,000
Convertible bonds	39,800	39,800			39,800
Long-term borrowings	36,893	33,550			31,550
Reserve for retirement bonuses for directors and auditors	206	206			206
Others	0	0			0
Total long-term liabilities	116,899	113,556	(3,343)	−2.9	111,556
III Statutory reserves					
Reserve for securities transactions	2,958	3,487			3,399
Total statutory reserves	2,958	3,487	528	17.9	3,399
Total liabilities	858,834	772,337	(86,497)	−10.1	764,194
(Net assets)					
I Shareholders' equity					
Common stock	11,752	11,934			11,922
Capital surplus	9,600	9,782			9,770
Earned surplus	43,107	50,262			52,747
Treasury stock	(22)	(22)			(22)
Total shareholders' equity	64,436	71,955	7,519	11.7	74,417
II Valuation and translation adjustments					
Net unrealized gain (loss) on investment securities, net of taxes	732	22			865
Total valuation and translation adjustments	732	22	(711)	−97.1	865
Total net assets	65,169	71,977	6,808	10.4	75,281
Total liabilities and net assets	924,003	844,314	(79,689)	−8.6	839,475

Consolidated Statements of Income

Item	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase/ Decrease		(Reference) Year ended March 31, 2007
	Millions of Yen	Millions of Yen	Millions of Yen	%	Millions of Yen
I Operating revenues					
Commissions	7,524	6,626			26,936
Net gain (loss) on trading	(1)	2			(73)
Interest and dividend income	4,297	4,607			16,828
Total operating revenues	11,820	11,235	(585)	−5.0	43,691
II Interest expenses	700	919	219	31.3	2,984
Net Operating revenues	11,120	10,316	(804)	−7.2	40,708
III Selling, general and administrative expenses					
Transaction related expenses	1,368	1,132			5,182
Employees' compensation and benefits	452	569			1,998
Occupancy and rental	90	110			409
Data processing and office supplies	2,309	1,931			8,848
Depreciation	288	292			1,252
Duties and taxes other than income taxes	80	76			284
Provision of allowance for doubtful accounts	—	856			—
Others	80	67			186
Total selling, general and administrative expenses	4,666	5,034	368	7.9	18,160
Operating income	6,454	5,282	(1,172)	−18.2	22,547
IV Non-operating income	58	79	21	37.1	196
V Non-operating expenses	5	3	(2)	−44.4	24
Ordinary income	6,507	5,359	(1,148)	−17.6	22,720
VI Special profits	46	1,110	1,064	—	532
VII Special losses	163	87	(76)	−46.5	677
Income before income taxes	6,390	6,381	(9)	−0.1	22,575
Income taxes - current	1,806	2,879	1,073	59.4	8,720
Income taxes - deferred	780	(203)	(984)	—	411
Net income	3,804	3,705	(98)	−2.6	13,444

(Reference)

Summary of Quarterly Consolidated Statements of Income

(Millions of Yen)

Item	1Q of the year ended Mar. 31, 2007 ('06. 4. 1 – '06. 6.30)	2Q of the year ended Mar. 31, 2007 ('06. 7. 1 – '06. 9.30)	3Q of the year ended Mar. 31, 2007 ('06.10. 1 – '06.12.31)	4Q of the year ended Mar. 31, 2007 ('07.1. 1 – '07.3.31)	Total for the year ended Mar. 31, 2007 ('06. 4. 1 – '07. 3.31)	1Q of the year ends Mar. 31, 2008 ('07. 4. 1 – '07. 6.30)
Operating revenues	11,820	9,805	10,000	12,066	43,691	11,235
Commissions	7,524	5,989	5,520	7,902	26,936	6,626
Net gain (loss) on trading	(1)	(76)	2	2	(73)	2
Interest and dividend income	4,297	3,891	4,478	4,162	16,828	4,607
Interest expenses	700	771	689	823	2,984	919
Net operating revenues	11,120	9,033	9,311	11,243	40,708	10,316
Selling, general and administrative expenses	4,666	4,426	4,547	4,520	18,160	5,034
Transaction related expenses	1,368	1,306	1,258	1,250	5,182	1,132
Employees' compensation and benefits	452	499	555	493	1,998	569
Occupancy and rental	90	93	110	117	409	110
Data processing and office supplies	2,309	2,094	2,209	2,236	8,848	1,931
Depreciation	288	305	321	339	1,252	292
Duties and taxes other than income taxes	80	72	66	67	284	76
Provision of allowance for doubtful accounts	—	—	—	—	—	856
Others	80	58	29	19	186	67
Operating income	6,454	4,607	4,764	6,722	22,547	5,282
Non-operating income and expenses	53	93	7	20	172	76
Ordinary income	6,507	4,700	4,770	6,742	22,720	5,359
Special profits and losses	(117)	33	107	(168)	(145)	1,023
Income before income taxes	6,390	4,733	4,877	6,574	22,575	6,381
Income taxes-current	1,806	2,110	1,908	2,896	8,720	2,879
Income taxes-deferred	780	(155)	106	(320)	411	(203)
Net income	3,804	2,778	2,864	3,999	13,444	3,705

Non-Consolidated Balance Sheets

Item	June 30, 2006	June 30, 2007	Increase/ Decrease		(Reference) March 31, 2007
	Millions of Yen	Millions of Yen	Millions of Yen	%	Millions of Yen
(Assets)					
Ⅰ Current Assets					
Cash and bank deposits	111,294	23,229			15,914
Cash segregated as deposits	276,005	292,012			268,026
Cash in trust	1,000	69,400			75,700
Trading assets	—	—			1
Net receivables arising from pre-settlement date trades	86	1			174
Margin account assets:	505,065	414,231			433,446
Loans receivable from customers	503,782	412,273			430,420
Cash deposited as collateral for securities borrowed from securities finance companies	1,283	1,958			3,026
Receivables on collateralized securities transactions:	256	978			1,508
Cash deposited as collateral for securities borrowed	256	978			1,508
Receivables from customers and others	49	50			34
Short-term guarantee deposits	15,521	28,459			28,436
Others	7,815	9,480			8,868
Allowance for doubtful accounts	(373)	(543)			(281)
Total current assets	916,718	837,298	(79,420)	−8.7	831,825
Ⅱ Fixed assets					
1 Tangible fixed assets	778	737	(41)	−5.2	758
2 Intangible assets	2,747	2,819	73	2.6	2,949
Software	2,718	2,798			2,926
Others	29	21			23
3 Investments and others	3,693	3,396	(297)	−8.0	3,882
Investment securities	1,782	393			1,882
Shares of affiliated companies	450	450			450
Others	2,188	3,775			2,178
Allowance for doubtful accounts	(728)	(1,223)			(628)
Total fixed assets	7,218	6,952	(265)	−3.7	7,588
Total assets	923,935	844,250	(79,685)	−8.6	839,414

Item	June 30, 2006	June 30, 2007	Increase/ Decrease		(Reference) March 31, 2007
	Millions of Yen	Millions of Yen	Millions of Yen	%	Millions of Yen
(Liabilities)					
I Current liabilities					
Margin account liabilities:	94,774	86,733			79,476
Loans from securities finance companies	70,561	53,269			47,081
Proceeds of securities sold on customers' account	24,213	33,464			32,396
Payables on collateralized securities transactions:	117,661	60,903			86,038
Cash deposits as collateral for securities loaned	117,661	60,903			86,038
Deposits received	148,398	165,028			146,841
Guarantee money received	189,682	176,874			171,506
Suspense account for undelivered securities	15	71			—
Short-term borrowings	160,150	159,343			157,093
Commercial paper	3,000	—			1,000
Bonds due within one year	20,000	—			—
Accrued income taxes	1,830	2,913			4,917
Accrued bonuses	38	33			82
Others	3,427	3,394			2,283
Total current liabilities	738,975	655,293	(83,682)	−11.3	649,236
II Long-term liabilities					
Bonds	40,000	40,000			40,000
Convertible bonds	39,800	39,800			39,800
Long-term borrowings	36,893	33,550			31,550
Reserve for retirement bonuses for directors and auditors	206	206			206
Total long-term liabilities	116,899	113,556	(3,343)	−2.9	111,556
III Statutory reserves					
Reserve for securities transactions	2,958	3,487			3,399
Total statutory reserves	2,958	3,487	528	17.9	3,399
Total liabilities	858,832	772,336	(86,496)	−10.1	764,192
(Net assets)					
I Shareholders' equity					
1 Common stock	11,752	11,934	182	1.6	11,922
2 Capital surplus					
(1) Additional paid-in capital	9,600	9,782			9,770
Total capital surplus	9,600	9,782	182	1.9	9,770
3 Earned surplus					
(1) Earned surplus reserves	159	159			159
(2) Other earned surplus					
Special purpose reserves	4,250	4,250			4,250
Earned surplus carried forward	38,633	45,790			48,279
Total earned surplus	43,041	50,199	7,158	16.6	52,688
4 Treasury stock	(22)	(22)	(0)	—	(22)
Total shareholders' equity	64,371	71,893	7,522	11.7	74,357
II Valuation and translation adjustments					
1 Net unrealized gain (loss) on investment securities, net of taxes	732	22			865
Total valuation and translation adjustments	732	22	(711)	−97.1	865
Total net assets	65,103	71,914	6,811	10.5	75,222
Total liabilities and net assets	923,935	844,250	(79,685)	−8.6	839,414

Non-Consolidated Statements of Income

Item	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase/ Decrease		(Reference) Year ended March 31, 2007
	Millions of Yen	Millions of Yen	Millions of Yen	%	Millions of Yen
Ⅰ Operating revenues					
Commissions	7,524	6,626			26,936
Net gain (loss) on trading	(1)	2			(73)
Interest and dividend income	4,297	4,607			16,828
Total operating revenues	11,820	11,235	(585)	−5.0	43,691
Ⅱ Interest expenses	700	919	219	31.3	2,984
Net Operating revenues	11,120	10,316	(804)	−7.2	40,708
Ⅲ Selling, general and administrative expenses					
Transaction related expenses	1,368	1,132			5,182
Employees' compensation and benefits	450	568			1,994
Occupancy and rental	94	116			428
Data processing and office supplies	2,309	1,931			8,848
Depreciation	287	291			1,248
Duties and taxes other than income taxes	79	75			280
Provision of allowance for doubtful accounts	—	856			—
Others	79	66			185
Total selling, general and administrative expenses	4,667	5,035	368	7.9	18,163
Operating income	6,454	5,281	(1,172)	−18.2	22,544
Ⅳ Non-operating income	56	77	21	38.4	189
Ⅴ Non-operating expenses	5	3	(2)	−44.4	24
Ordinary income	6,504	5,356	(1,149)	−17.7	22,709
Ⅵ Special profits	46	1,110	1,064	—	532
Ⅶ Special losses	163	87	(76)	−46.5	662
Income before income taxes	6,387	6,378	(9)	−0.1	22,579
Income taxes - current	1,805	2,879	1,074	59.5	8,720
Income taxes - deferred	780	(203)	(983)	—	410
Net income	3,802	3,702	(100)	−2.6	13,449

File No. 82-5215

(Summary translation)

The 91th Fiscal Year
Business Report
(April 1, 2006 through March 31, 2007)

Matsui Securities Co., Ltd.

1. Per Share Information

Consolidated
Non-consolidated

	Year ended Mar. 31, 2002	Year ended Mar. 31, 2003	Year ended Mar. 31, 2004	Year ended Mar. 31, 2005	Year ended Mar. 31, 2006	Year ended Mar. 31, 2007
Earnings per share (Yen)	**24.56** 24.42	**16.94** 16.86	**81.50** 81.44	**140.98** 140.90	**77.11** 77.08	**50.02** 50.04
Fully diluted earnings per share (Yen)	**24.11** 23.98	**16.66** 16.58	**76.99** 76.93	**125.56** 125.49	**68.78** 68.76	**44.73** 44.75
Net assets per share (Yen)	**355.25** 354.82	**363.80** 363.29	**439.36** 438.80	**557.20** 556.56	**252.17** 251.93	**279.70** 279.48

Note: The Company split its stock in three-for-one on May 17, 2005. The per share data of the year ended Mar. 31, 2006 are calculated under the assumption that the stock split has been carried out at the beginning of the fiscal year ended Mar. 31, 2006.

2. Interview with Michio Matsui (President and Chief Executive Officer)

Translation omitted.

3. Organization (As of June 25, 2007)

Directors:

Michio Matsui	President and Chief Executive Officer
Toshimasa Sekine	Director
Ayumi Sato	Director
Takashi Moribe	Director
Akihiro Ichimura	Director
Kunihiko Sato	Director
Akira Warita	Director
Shinichi Uzawa	Director

Auditors:

Yukihiro Yabuki	Standing Corporate Auditor
Kyosuke Moriya	Corporate Auditor
Norio Igarashi	Corporate Auditor
Toshihiro Takagi	Corporate Auditor

Organization Chart:



Shareholders' Meeting
Board of Corporate Auditors
Corporate Auditors
Board of Directors
President &CEO
Executive Committee
RTGS Preparatory Office
Corporate Services Dept.
IR Office
Marketing Dept.
Business Development Dept.
System Dept.
System Management Dept.
Customer Support Dept.
Risk Management Dept.
Finance Dept.
Corporate Administration Dept.
Complience Dept.

4. Consolidated Financial Statements

Notice to readers:

The accompanying consolidated financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards.

The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Consolidated Balance Sheets

	March 31, 2006		March 31, 2007	
Item	Millions of Yen		Millions of Yen	
(Assets)				
I Current Assets				
Cash and bank deposits		102,403		16,137
Cash segregated as deposits		322,005		268,026
Cash in trust		1,000		75,700
Trading assets		—		1
Net receivables arising from pre-settlement date trades		705		174
Margin account assets:		610,279		433,446
Loans receivable from customers	606,561		430,420	
Cash deposited as collateral for securities borrowed from securities finance companies	3,719		3,026	
Receivables on collateralized securities transactions:		1,747		1,508
Cash deposited as collateral for securities borrowed	1,747		1,508	
Receivables from customers and others		17		34
Advance paid for subscription		66		—
Short-term guarantee deposits		13,066		28,436
Others		9,149		8,870
Allowance for doubtful accounts		(391)		(281)
Total current assets		1,060,045		832,051
II Fixed assets				
1 Tangible fixed assets		1,111		1,043
2 Intangible assets		2,779		2,949
3 Investments and others		3,275		3,433
Total fixed assets		7,165		7,424
Total assets		1,067,210		839,475

	March 31, 2006		March 31, 2007	
Item	Millions of Yen		Millions of Yen	
(Liabilities)				
Ⅰ Current liabilities				
Margin account liabilities:		218,035		79,476
Loans from securities finance companies	178,733		47,081	
Proceeds of securities sold on customers' account	39,302		32,396	
Payables on collateralized securities transactions:		153,120		86,038
Cash deposits as collateral for securities loaned	153,120		86,038	
Deposits received		155,473		146,842
Guarantee money received		196,235		171,506
Suspense account for undelivered securities		8		—
Short-term borrowings		118,650		157,093
Commercial paper		—		1,000
Bonds due within one year		20,000		—
Accrued income taxes		12,141		4,917
Accrued bonuses		383		82
Others		3,046		2,284
Total current liabilities		877,091		649,238
Ⅱ Long-term liabilities				
Bonds		40,000		40,000
Convertible bonds		39,800		39,800
Long-term borrowings		39,643		31,550
Reserve for retirement bonuses for directors and auditors		235		206
Others		0		0
Total long-term liabilities		119,678		111,556
Ⅲ Statutory reserves				
Reserve for securities transactions		2,795		3,399
Total statutory reserves		2,795		3,399
Total liabilities		999,565		764,194
(Shareholders' equity)				
Ⅰ Common stock		11,750		—
Ⅱ Capital surplus		9,598		—
Ⅲ Earned surplus		45,497		—
Ⅳ Net unrealized gain (loss) on investment securities, net of taxes		822		—
Ⅴ Treasury stock		(22)		—
Total shareholders' equity		67,645		—
Total liabilities and shareholders' equity		1,067,210		—

Item	March 31, 2006		March 31, 2007	
	Millions of Yen		Millions of Yen	
(Net assets)				
I Shareholders' equity				
Common stock		–		11,922
Capital surplus		–		9,770
Earned surplus		–		52,747
Treasury stock		–		(22)
Total shareholders' equity		–		74,417
II Valuation and translation adjustments				
Net unrealized gain (loss) on investment securities, net of taxes		–		865
Total valuation and translation adjustments		–		865
Total net assets		–		75,281
Total liabilities and net assets		–		839,475

Brief comments on the consolidated balance sheets:

Translation omitted.

Consolidated Statements of Income

	Year ended March 31, 2006		Year ended March 31, 2007	
Item	Millions of Yen		Millions of Yen	
I Operating revenues				
Commissions		42,477		26,936
Brokerage commissions	39,182		24,386	
Underwriting and selling commissions	164		58	
Subscription and distribution commissions	23		24	
Others	3,108		2,468	
Net gain (loss) on trading		(244)		(73)
Interest and dividend income		14,839		16,828
Total operating revenues		57,072		43,691
II Interest expenses		2,922		2,984
Net Operating revenues		54,150		40,708
III Selling, general and administrative expenses		17,034		18,160
Operating income		37,116		22,547
IV Non-operating income		175		196
V Non-operating expenses		230		24
Ordinary income		37,062		22,720
VI Special profits		189		532
VII Special losses		1,031		677
Income before income taxes		36,220		22,575
Income taxes - current	16,746		8,720	
Income taxes - deferred	(1,176)	15,570	411	9,130
Net income		20,650		13,444

Brief comments on the consolidated statements of income:

Translation omitted.

Outlook for the quarterly results of operations:

Translation omitted.

Consolidated Statements of Retained Earnings

		Year ended March 31, 2006	
Item	Note	Millions of Yen	
(Capital surplus)			
I Beginning balance of capital surplus			9,317
II Increase in capital surplus			
1 Issuance of new shares on the exercise of new-share purchase rights		281	281
III Capital surplus at end of period			9,598
(Earned surplus)			
I Beginning balance of earned surplus			28,737
II Increase in earned surplus			
1 Net income		20,650	20,650
III Decrease in earned surplus			
1 Cash dividends		3,792	
2 Bonus to directors		99	3,891
IV Earned surplus at end of period			45,497

Dividends

	Interim	Annual
	(Yen)	(Yen)
Year ended March 31, 2006	—	23.09
Year ended March 31, 2007	—	23.00

Consolidated Statements of Changes in Net Assets

(Year ended March 31, 2007) (Millions of Yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	11,750	9,598	45,497	(22)	66,823
Changes in the current year					
Issuance of new shares	172	172			344
Dividends from earned surplus			(6,194)		(6,194)
Net income			13,444		13,444
Purchase of treasury stock				(0)	(0)
Net change of items other than shareholders' equity					
Total changes of items in the current year	172	172	7,250	(0)	7,593
Balance as of March 31, 2007	11,922	9,770	52,747	(22)	74,417

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of March 31, 2006	822	822	67,645
Changes in the current year			
Issuance of new shares			344
Dividends from earned surplus			(6,194)
Net income			13,444
Purchase of treasury stock			(0)
Net change of items other than shareholders' equity	43	43	43
Total changes of items in the current year	43	43	7,636
Balance as of March 31, 2007	865	865	75,281

Consolidated Statements of Cash Flows

Item	Year ended March 31, 2006 Millions of Yen	Year ended March 31, 2007 Millions of Yen
I Cash flows from operating activities		
Income before income taxes	36,220	22,575
Depreciation and amortization	1,050	1,252
Net change in allowance for doubtful accounts	949	(242)
Net change in accrued bonuses	82	(301)
Net change in reserve for securities transactions	907	604
Interest and dividend income	(1,139)	(2,068)
Interest expenses	1,116	1,842
Interest income on margin transactions	(13,581)	(14,666)
Interest expenses on margin transactions	1,626	983
Loss on sales and disposals of property and equipment	87	22
Loss on impairment of fixed assets	6	—
Devaluation loss on telephone subscription rights	—	0
Gain on sales of investment securities	(189)	(332)
Devaluation loss on investment securities	—	51
Devaluation loss on corporate golf membership and resort membership	31	—
Net change in deposits segregated for customers	(99,002)	53,991
Net change in cash in trust	8,000	(15,000)
Net change in trading assets	107	(1)
Net change in net receivables and payables arising from pre-settlement date trades	218	531
Net change in margin assets and liabilities	(145,805)	38,274
Net change in receivable on collateralized securities transactions	(137)	239
Net change in deposits received	48,913	(8,631)
Net change in cash collateral for securities loaned	79,340	(67,082)
Net change in guarantee deposits received	58,768	(24,729)
Net change in short-term guarantee deposits	(6,271)	(15,370)
Bonus to directors and auditors	(99)	—
Others	(1,969)	115
Sub total	(30,771)	(27,942)
Interest and dividend received	1,081	2,043
Interest paid	(1,098)	(1,768)
Interest on margin transactions received	12,726	13,511
Interest on margin transactions paid	(1,641)	(964)
Income taxes paid	(10,946)	(15,872)
Net cash flows from operating activities	(30,650)	(30,991)

	Year ended March 31, 2006	Year ended March 31, 2007
Item	Millions of Yen	Millions of Yen
Ⅱ Cash flows from investing activities		
Payments for purchases of property and equipment	(93)	(50)
Proceeds from sales of property and equipment	—	22
Payments for purchases of intangible assets	(1,795)	(1,398)
Payments for purchases of investment securities	—	(10)
Proceeds from sales of investment securities	954	401
Others	(16)	(40)
Net cash flows from investing activities	(949)	(1,074)
Ⅲ Cash flows from financing activities		
Net change in short-term borrowings	51,000	33,500
Net change in commercial paper	(1,000)	1,000
Proceeds from long-term borrowings	37,100	1,000
Repayments of long-term borrowings	(30,839)	(4,150)
Proceeds from issuance of bonds	19,917	—
Repayment of corporate bonds	—	(20,007)
Proceeds from issuance of shares on the exercise of new-share purchase rights	358	339
Payments for purchase of treasury stock	(1)	(0)
Dividends paid	(3,784)	(6,183)
Net cash flows from financing activities	72,750	5,499
Ⅳ Translation difference of cash and cash equivalent	0	1
Ⅴ Net change in cash and cash equivalent	41,152	(26,565)
Ⅵ Cash and cash equivalents at beginning of period	61,251	102,403
Ⅶ Cash and cash equivalents at end of period	102,403	75,837

<u>**Capital Adequacy Ratio**</u>

(Millions of Yen)

			As of March 31, 2006	As of March 31, 2007
Tier I capital		(A)	60,565	68,167
Tier II capital	Net unrealized gain on investment		821	864
	Statutory reserves		2,795	3,399
	Allowance for doubtful accounts		390	281
	Total	(B)	4,007	4,545
Assets to be deducted from equity capital		(C)	5,957	6,280
Equity capital after deduction (A) + (B) − (C)		(D)	58,616	66,432
Risk	Market risk		185	186
	Counterparty risk		12,945	10,363
	Basic risk		3,807	4,793
	Total	(E)	16,938	15,343
Capital adequacy ratio		(D) / (E)	346.0 %	432.9 %

Note: Capital adequacy ratio is calculated with appropriated retained earnings being deducted from Tier I Capital. Values are rounded down to the nearest million yen.

5. Corporate Profile and Company's Shares

- Total number of shares outstanding: 269,182,502 shares
- Number of shareholders: 53,746
- Stock market listed: Tokyo Stock Exchange (First section)
- Accounting auditor: PricewaterhouseCoopers Aarata
- Number of employees: 108
- Distribution of shares

1) Number of shares

Individuals and others	163,569,172	(60.77%)
Financial institutions	27,552,500	(10.24%)
Other domestic institutions	36,279,124	(13.48%)
Foreigners	37,280,879	(13.85%)
Securities companies	4,500,827	(1.67%)
Total	269,182,502	

2) Number of shareholders

Individuals and others	53,150
Financial institutions	52
Other domestic institutions	231
Foreigners	277
Securities companies	36
Total	53,746

- Major shareholders

Chizuko Matsui	69,699,600	(25.89%)
Michio Matsui	31,856,814	(11.83%)
Shokosha Ltd.	24,391,224	(9.06%)
Maruroku Ltd.	10,692,000	(3.97%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	8,007,000	(2.97%)
Japan Trustee Services Bank, Ltd. (Trust Account)	4,849,300	(1.80%)
Michitaro Matsui	4,390,200	(1.63%)
Chiaki Matsui	4,389,900	(1.63%)
Yuma Matsui	4,389,600	(1.63%)
Hero and Company	3,965,148	(1.47%)

Note: Hero and Company is a registered stockholder of The Bank of New York as a trustee of ADR.

6. Introduction to Netstock Online Trading Services

Translation omitted.

File No. 82-5215

RECEIVED

2007 OCT 14 P 4:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Summary Translation)

Explanatory Document on Business and Assets

(For the year ended March 31, 2007)

This statement has been prepared and made available for the purpose of public inspection at all business offices of the Company pursuant to Article 50 of the Securities and Exchange Law and Article 80 of the Financial Futures Trading Law.

Matsui Securities Co., Ltd.

I. Matters concerning Outline and Organization of the Company

1. Trade Name: Matsui Securities Co., Ltd.

2. Date of Registration and Registered Number

Securities Firm:
December 1, 1998 (Director General of Kanto Local Finance Bureau (show) No. 58)
Financial Futures Firm:
November 22, 2005 (Director General of Kanto Local Finance Bureau (kinsaki) No. 55)

3. History and Organization of the Company

(1) History of the Company

Translation omitted.

(2) Organization of the Company


Shareholders' Meeting
Board of Corporate Auditors
Corporate Auditors
Board of Directors
President & CEO
Deputy President & COO
Executive Committee
RTGS Preparatory Office
Corporate Services Dept.
IR Office
Marketing Dept.
Business Development Dept.
System Dept.
System Management Dept.
Customer Support Dept.
Risk Management Dept.
Finance Dept.
Corporate Administration Dept.
Complience Dept.

4. Names of Major Shareholders, and Number of Shares held thereby

(Thousands of shares)

Chizuko Matsui	69,700	(25.98%)
Michio Matsui	31,857	(11.87%)
Shokosha Ltd.	24,391	(9.09%)
Maruroku Ltd.	10,692	(3.99%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	8,007	(2.98%)
Japan Trustee Services Bank, Ltd. (Trust Account)	4,849	(1.81%)
Michitaro Matsui	4,390	(1.64%)
Chiaki Matsui	4,390	(1.64%)
Yuma Matsui	4,390	(1.64%)
Hero and Company (Regular agent Sumitomo Mitsui Banking Corporation)	3,965	(1.48%)

5. Names and Titles of Directors and Corporate Auditors

Directors:

Michio Matsui	President and Chief Executive Officer
Norio Mutai	Deputy President and Chief Operating Officer
Ayumi Sato	Director (General Manager of Customer Support Dept.)
Toshimasa Sekine	Director (General Manager of Corporate Administration Dept.)
Takashi Moribe	Director (General Manager of Business Development Dept. and RTGS Preparatory Office)
Kimihiro Mine	Director (Director in charge of Compliance and Risk Management)
Akihiro Ichimura	Director (Director in charge of Corporate Services Dept.)
Kunihiko Sato	Director (General Manager of System Dept. and Director in charge of System Management Dept.)
Akira Warita	Director (General Manager of IR Office and Director in charge of Marketing Dept.)
Shinichi Uzawa	Director (General Manager of Finance Dept.)

Auditors:

Yukihiro Yabuki	Standing Corporate Auditor
Kyosuke Moriya	Corporate Auditor
Kentaro Aoki	Corporate Auditor

Note: Mr. Kyosuke Moriya and Mr. Kentaro Aoki are outside corporate auditors.

6. Name and Location of Offices

Name	Location
Head Office	1-4, Kojimachi, Chiyoda-ku, Tokyo, Japan
Nihombashi Office	20-7 Nihombashi 1-chome, Chuo-ku, Tokyo, Japan
Sapporo Call Center	1-1 Kitasanjonishi 4-chome, Chuo-ku, Sapporo, Hokkaido, Japan

Note: Sapporo Call Center changed its location on November 6, 2006.

7. Business of the Company

(1) Securities Business (Article 2, Item 8 of the Securities and Exchange Law)

Translation omitted.

(2) Auxiliary Business (Article 34, Item 1 of the Securities and Exchange Law)

Translation omitted.

(3) Other Business (Article 34, Items 2 and 4 of the Securities and Exchange Law)

Translation omitted.

8. Investor Protection Fund of which the Company is a member

The Japan Investor Protection Fund

9. Securities Dealers' Association of which the Company is a member

Japan Securities Dealers Association

10. Securities Exchanges of which the Company is a member

Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, Fukuoka Stock Exchange, Sapporo Securities Exchange and Jasdaq Securities Exchange.

11. Financial Futures Associations and Financial Futures Exchanges of which the Company is a member

The Financial Futures Association of Japan

II. Matters concerning Status of Business

1. Outline of Business for the Year Ended March 31, 2007

(1) Process and Results of Operations

Translation omitted.

(2) Capital Investment and Financing

Translation omitted.

(3) Matters to be Dealt with by the Company

Translation omitted.

2. Data concerning Status of Business

(1) Development of Operating Results, etc.

(Millions of Yen)

	Year ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2007
Common stock	11,469	11,750	11,922
Shares outstanding	89,055 thousands of shares	268,281 thousands of shares	269,183 thousands of shares
Operating revenue	36,918	57,072	43,691
(Commissions)	27,083	42,477	26,936
((Brokerage))	25,182	39,182	24,386
((Underwriting and selling))	307	164	58
((Subscription and distribution))	29	23	24
((Others))	1,564	3,108	2,468
(Net gain (loss) on trading)	(88)	(244)	(73)
((Stocks and others))	(94)	(253)	(82)
((Bonds and others))	—	—	—
((Financial futures))	—	—	—
((Others))	6	9	9
(Interest and dividend income)	9,923	14,839	16,828
Net operating revenues	34,623	54,150	40,708
Ordinary income	22,559	37,052	22,709
Net income	12,638	20,644	13,449

(2) Status of Securities Business

1. Stock Trading Turnover

(Millions of Yen)

	Year ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2007
Proprietary Trading	4,042	7,760	15,447
Brokerage	20,398,678	33,530,002	26,703,655
Total	20,402,719	33,537,762	26,719,102

2. Underwriting and Selling, Subscription and Distribution, and Private Offering

(Millions of Yen)

	Underwriting	Selling	Subscription	Distribution	Private Offering
Year ended March 31, 2005					
Stocks	7,087	7,087	793	56	–
Government Bonds	–	–	–	–	–
Corporate Bonds	–	–	–	–	–
Beneficiary Certificates	–	–	3,160	–	–
Year ended March 31, 2006					
Stocks	4,042	4,042	987	0	–
Government Bonds	–	–	–	–	–
Corporate Bonds	–	–	–	–	–
Beneficiary Certificates	–	–	2,486	–	–
Year ended March 31, 2007					
Stocks	1,504	1,504	1,047	500	–
Government Bonds	–	–	–	–	–
Corporate Bonds	–	–	–	–	–
Beneficiary Certificates	–	–	3,431	–	–

(3) Status of Other Business

Types of Business	Sales and Brokerage Volume		
	Year ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2007
Insurance soliciting	Commissions 0 million yen	Commissions 0 million yen	Commissions 0 million yen
Retail dealing in foreign exchanges ※	Commissions 461 million yen	Commissions 1,420 million yen	Commissions 1,176 million yen
Advertisement agency	Commissions 20 million yen	Commissions 28 million yen	Commissions 28 million yen
Loan business	Interest Income 6 million yen	Interest Income 9 million yen	Interest Income 8 million yen

※Business on the financial futures.

(4) Status of Capital Adequacy Ratio

(Millions of Yen)

	As of March 31, 2005	As of March 31, 2006	As of March 31, 2007
Capital Adequacy Ratio (A／B)	371.5%	346.0%	432.9%
Equity capital after deduction (A)	42,618	58,616	66,432
Risk (B)	11,471	16,938	15,343
Market risk	166	185	186
Counterparty risk	8,341	12,945	10,363
Basic risk	2,963	3,807	4,793

Note: Capital adequacy ratio is calculated with appropriated retained earnings being deducted from Tier I Capital. Values are rounded down to the nearest million yen.

(5) Number of Employees and Holders of Certificate of Commission Salesperson

Item	As of March 31, 2005	As of March 31, 2006	As of March 31, 2007
Employees	196	275	360
(Certified Commission Salesperson)	128	122	256
(Certified Commission Salesperson: Financial Futures)	–	110	230

Notice to readers:

The accompanying non-consolidated financial statements of the Company are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

※This notice is not included in the original document.

III. Status of Properties

1. Financial Status

(1) Balance Sheets

Item	Note	March 31, 2006			March 31, 2007		
		Millions of Yen		%	Millions of Yen		%
(Assets)							
I Current Assets							
Cash and bank deposits			102,214			15,914	
Cash segregated as deposits			322,005			268,026	
Cash in trust			1,000			75,700	
Trading assets			—			1	
Net receivables arising from pre-settlement date trades			705			174	
Margin account assets:			610,279			433,446	
Loans receivable from customers		606,561			430,420		
Cash deposited as collateral for securities borrowed from securities finance companies		3,719			3,026		
Receivables on collateralized securities transactions:			1,747			1,508	
Cash deposited as collateral for securities borrowed		1,747			1,508		
Receivables from customers and others:			17			34	
Receivables from customers		17			34		
Others		0			0		
Advance paid for subscription			66			—	
Short-term guarantee deposits			13,066			28,436	
Advances			10			0	
Prepaid expenses			190			182	
Accounts receivable			1			11	
Accrued income			5,050			5,564	
Deferred income taxes			1,115			503	
Others			2,781			2,608	
Allowance for doubtful accounts			(391)			(281)	
Total current assets			1,059,856	99.3		831,825	99.1
II Fixed assets							
1 Tangible fixed assets			784	0.1		758	0.1
Buildings	※1	356			336		
Equipment and instruments	※1	237			231		
Land		191			191		
2 Intangible assets			2,779	0.3		2,949	0.3
Software		2,748			2,926		
Telephone subscription rights		10			9		
Others		21			14		
3 Investments and others			3,724	0.3		3,882	0.5
Investment securities		1,934			1,882		
Shares of affiliated companies		450			450		
Investment in partnership		3			3		
Long-term loans receivable		283			205		
Long-term guarantee deposits		225			264		
Long-term prepaid expenses		9			7		
Deferred income taxes		1,031			1,203		
Others		551			496		
Allowance for doubtful accounts		(760)			(628)		
Total fixed assets			7,287	0.7		7,588	0.9
Total assets			1,067,143	100.0		839,414	100.0

Item	Note	March 31, 2006 Millions of Yen		%	March 31, 2007 Millions of Yen		%
(Liabilities)							
Ⅰ Current liabilities							
Margin account liabilities:			218,035			79,476	
Loans from securities finance companies	※2	178,733			47,081		
Proceeds of securities sold on customers' account		39,302			32,396		
Payables on collateralized securities transactions:			153,120			86,038	
Cash deposits as collateral for securities loaned		153,120			86,038		
Deposits received:			155,472			146,841	
Deposits received from customers		150,918			144,132		
Others		4,554			2,709		
Guarantee money received			196,235			171,506	
Suspense account for undelivered securities			8			—	
Short-term borrowings			118,650			157,093	
Commercial paper			—			1,000	
Bonds due within one year			20,000			—	
Deferred revenue			99			78	
Accounts payable			826			125	
Accrued expenses			2,120			2,080	
Accrued income taxes			12,140			4,917	
Accrued bonuses			382			82	
Others			0			0	
Total current liabilities			877,088	82.2		649,236	77.3
Ⅱ Long-term liabilities							
Bonds			40,000			40,000	
Convertible bonds			39,800			39,800	
Long-term borrowings			39,643			31,550	
Reserve for retirement bonuses for directors and auditors			235			206	
Total long-term liabilities			119,678	11.2		111,556	13.3
Ⅲ Statutory reserves							
Reserve for securities transactions	※4		2,795			3,399	
Total statutory reserves			2,795	0.3		3,399	0.4
Total liabilities			999,562	93.7		764,192	91.0

		March 31, 2006			March 31, 2007		
Item	Note	Millions of Yen		%	Millions of Yen		%
(Shareholders' equity)							
I Common Stock	※5		11,750	1.1		–	–
II Capital surplus							
1 Additional paid-in capital			9,598			–	
Total capital surplus			9,598	0.9		–	–
III Earned surplus							
1 Earned surplus reserves			159			–	
2 Voluntary reserves			4,250			–	
Special purpose reserves		4,250			–		
3 Unapprpriated retained earnings			41,024			–	
Total earned surplus			45,433	4.2		–	–
IV Net unrealized gain (loss) on investment securities, net of taxes			822	0.1		–	–
V Treasury stock	※6		(22)	(0.0)		–	–
Total shareholders' equity			67,581	6.3		–	–
Total liabilities and shareholders' equity			1,067,143	100.0		–	–

Item	Note	March 31, 2006			March 31, 2007		
		Millions of Yen		%	Millions of Yen		%
(Net assets)							
I Shareholders' equity							
1 Common stock			–	–		11,922	1.4
2 Capital surplus							
(1) Additional paid-in capital		–			9,770		
Total capital surplus			–	–		9,770	1.2
3 Earned surplus							
(1) Earned surplus reserves		–			159		
(2) Other earned surplus							
Special purpose reserves		–			4,250		
Earned surplus carried forward		–			48,279		
Total earned surplus			–	–		52,688	6.3
4 Treasury stock			–	–		(22)	(0.0)
Total shareholders' equity			–	–		74,357	8.9
II Valuation and translation adjustments							
1 Net unrealized gain (loss) on investment securities, net of taxes			–			865	
Total valuation and translation adjustments			–	–		865	0.1
Total net assets			–	–		75,222	9.0
Total liabilities and net assets			–	–		839,414	100.0

(2) Statements of Income

Item	Note	Year ended March 31, 2006			Year ended March 31, 2007		
		Millions of Yen		%	Millions of Yen		%
Ⅰ Operating revenues							
Commissions			42,477			26,936	
Brokerage commissions		39,182			24,386		
Underwriting and selling commissions		164			58		
Subscription and distribution commissions		23			24		
Others		3,108			2,468		
Net gain (loss) on trading	※1		(244)			(73)	
Interest and dividend income	※2		14,839			16,828	
Total operating revenues			57,072	100.0		43,691	100.0
Ⅱ Interest expenses	※3		2,922			2,984	
Net operating revenues			54,150	94.9		40,708	93.2
Ⅲ Selling, general and administrative expenses							
Transaction related expenses	※4	5,000			5,182		
Employees' compensation and benefits	※5	1,974			1,994		
Occupancy and rental	※6	344			428		
Data processing and office supplies	※7	7,173			8,848		
Depreciation		1,044			1,248		
Duties and taxes other than income taxes	※8	348			280		
Provision of allowance for doubtful accounts		949			—		
Others	※9	205			185		
Total selling, general and administrative expenses			17,037	29.9		18,163	41.6
Operating income			37,113	65.0		22,544	51.6
Ⅳ Non-operating income							
Compensation income for damages		122			96		
Dividend income		33			63		
Others		13			30		
Total non-operating income			168	0.3		189	0.4
Ⅴ Non-operating expenses							
Bond issuing costs		83			—		
Commissions on syndicated loans		109			4		
Others		37			20		
Total non-operating expenses			230	0.4		24	0.0
Ordinary income			37,052	64.9		22,709	52.0

		Year ended March 31, 2006			Year ended March 31, 2007		
Item	Note	Millions of Yen		%	Millions of Yen		%
Ⅵ Special profits							
Gain on sales of investment securities		189			332		
Reversal of allowance for doubtful accounts		—			200		
Total special profits			189	0.3		532	1.2
Ⅶ Special losses							
Loss on sales and disposals of property and equipment	※10	87			7		
Loss on asset impairment		4			—		
Provision for statutory reserves		907			604		
Devaluation loss on telephone subscription rights		—			0		
Devaluation loss on investment securities		—			51		
Devaluation loss on corporate golf membership and resort membership		31			—		
Total special losses			1,029	1.8		662	1.5
Income before income taxes			36,212	63.4		22,579	51.7
Income taxes - current		16,744			8,720		
Income taxes - deferred		(1,176)	15,568	27.2	410	9,130	20.9
Net income			20,644	36.2		13,449	30.8
Unapprpriated retained earnings at the beginning of period			20,380			—	
Unapprpriated retained earnings at the end of period			41,024			—	

(3) Statements of Appropriation of Retained Earnings

	Year ended March 31, 2006 (June 25, 2006)	
Item	(Millions of Yen)	
I Unapprpriated retained earnings at the end of period		41,024
II Appropriation		
Dividends *1	6,194	6,194
III Unapprpriated retained earnings brought forward to the following period		34,830

*Note:

1 Cash dividend per share for the year ended March 31, 2006: 23.09Yen.

2 Date mentioned in the table above are those of the ordinary general shareholders' meeting held for approval.

(4) Statements of Changes in Net Assets

(Year ended March 31, 2007) (Millions of Yen)

	Shareholders' equity								
	Common stock	Capital surplus		Earned surplus				Treasury stock	Total shareholders' equity
		Capital reserve	Total Capital surplus	Earned reserve	Other earned surplus		Total Earned surplus		
					Special purpose reserves	Earned surplus carried forward			
Balance as of March 31, 2006	11,750	9,598	9,598	159	4,250	41,024	45,433	(22)	66,760
Changes in the current year									
Issuance of new shares	172	172	172						344
Dividends from earned surplus						(6,194)	(6,194)		(6,194)
Net income						13,449	13,449		13,449
Purchase of treasury stock								(0)	(0)
Net change of items other than shareholders' equity									
Total changes in the current year	172	172	172			7,255	7,255	(0)	7,598
Balance as of March 31, 2007	11,922	9,770	9,770	159	4,250	48,279	52,688	(22)	74,357

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of March 31, 2006	822	822	67,581
Changes in the current year			
Issuance of new shares			344
Dividends from earned surplus			(6,194)
Net income			13,449
Purchase of treasury stock			(0)
Net change of items other than shareholders' equity	43	43	43
Total changes in the current year	43	43	7,641
Balance as of March 31, 2007	865	865	75,222

Significant Accounting Policies for the Financial Statements

	Year ended March 31, 2006	Year ended March 31, 2007
1. Valuation of Significant Assets	(1) Securities and derivatives classified as trading assets: Securities and derivatives classified as trading assets are carried at fair value. (2) Securities not classified as trading assets: Shares of affiliate companies are stated at cost determined on a moving average method. Other securities, such as available-for-sale securities, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.	(1) Securities and derivatives classified as trading assets: Same as the left column. (2) Securities not classified as trading assets: Shares of affiliate companies are stated at cost determined on a moving average method. Other securities, such as available-for-sale securities, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of net assets, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method. Investments in investment funds are stated at the proportional net value of the Company's interest to the total fund interest. Derivatives are carried at fair value.
2. Depreciation of Fixed Assets	(1) Tangible fixed assets The Company applies the straight-line method. The useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments. (2) Intangible assets The straight-line method is primarily applied. Software for in-house use is depreciated under the straight-line method based on an internal estimated useful life (within 5 years).	(1) Tangible fixed assets Same as the left column. (2) Intangible assets Same as the left column
3. Accrued Assets	Bond issuing costs The entire bond issuing cost is expensed on issuance.	————

	Year ended March 31, 2006	Year ended March 31, 2007
4. Accounting Policies for Significant Provisions	(1) Allowance for doubtful accounts An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience. (2) Accrued bonuses Estimated amount of employees' bonuses is accrued. (4) Reserve for Securities Transactions The Company accounts for Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to article 51 of the Securities Exchange Law and the Article 35 of the "Cabinet Office Ordinance Concerning Securities Companies."	(1) Allowance for doubtful accounts Same as the left column. (2) Accrued bonuses Same as the left column. (3) Reserve for Securities Transactions Same as the left column.
5. Lease Transactions	Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").	Same as the left column.
6.Hedge accounting	(1) Hedge accounting method The Company is eligible for the application of the allowed alternative method for interest rate swaps. The Company accounts for interest rate swap trading pursuant to the allowed alternative method. (2) Means for hedging and objective of hedging (Hedging instruments) Interest rate swap (Hedging items) Borrowings and others (3) Hedging policy The Company and its subsidiary use interest rate swap trading to limit exposures to fluctuations in interest rates. The objective of hedging is identified for each individual contract. (4) Judgment for effectiveness of hedging The Company omits judgment for hedging due to the allowed alternative method.	(1) Hedge accounting method Same as the left column. (2) Means for hedging and objective of hedging Same as the left column. (3) Hedging policy Same as the left column. (4) Judgment for effectiveness of hedging Same as the left column.
7. Other material items	Consumption taxes National and local consumption taxes are separately recorded.	Consumption taxes Same as the left column.

Significant Accounting Policies for the Financial Statements

Year ended March 31, 2006	Year ended March 31, 2007
The Company adopted "Accounting Standard for Impairment of Fixed Assets (Opinions on the establishment of Accounting for Impairment of Fixed Assets, Business Accounting Council, August 9, 2002)" and "Guideline for the Application of Accounting Standard for Impairment of Fixed Assets (Accounting Standard Board of Japan, October 31, 2003)" for this fiscal year. Accordingly, income before income taxes has decreased by 4 million yen. Pursuant to the revised regulations of the financial statements, accumulated loss on asset impairments have been directly deducted from each asset.	―――――――
―――――――	The Company has adopted "Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 5, Dec. 9, 2005) and "Guideline for the Application of Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 8, Dec. 9, 2005)" for this fiscal year. The amount corresponding to the conventional "Shareholders' Equity" in the balance sheet is 75,222 million yen. Consolidated financial statements are presented according to the revision of "Regulations of Consolidated Financial Statements".

Reclassifications

Year ended March 31, 2006	Year ended March 31, 2007
"Dividend income" from non-operating income, which had previously been included in "others", was stated separately in the current fiscal year. The amount of "dividend income" included in "others" in the non-consolidated statements of income for the year ended March 31, 2005 was 14 million yen.	―――――――

Notes to Financial Statements
Notes to Balance Sheet

As of March 31, 2006	As of March 31, 2007
※1 Accumulated depreciation deducted from tangible fixed assets is as follows. (Millions of Yen) Buildings 103 Equipment and instruments 225 Total 328	※1 Accumulated depreciation deducted from tangible fixed assets is as follows. (Millions of Yen) Buildings 123 Equipment and instruments 284 Total 407
※2 Assets collateralized: none of the assets are collateralized. Note: The securities bought by customers using money loaned from the Company's own fund, of which fair value amounted to 8,838 million yen are collateralized for the loans from securities finance companies. 80,029 million yen of the guarantee securities received from customers are collateralized for loans from securities finance companies.	※2 Assets collateralized: none of the assets are collateralized. Note: The securities bought by customers using money loaned from the Company's own fund, of which fair value amounted to 2,986 million yen are collateralized for the loans from securities finance companies. 24,699 million yen of the guarantee securities received from customers are collateralized for loans from securities finance companies.
3 Fair value of securities received and deposited are as follows. (Excluding those listed in the previous note):	3 Fair value of securities received and deposited are as follows. (Excluding those listed in the previous note):
(1) Securities deposited (Millions of Yen) ①Securities lent for customers' short positions in margin trading 43,662 ②Collateralized securities for loans from securities finance companies 183,998 ③Securities loaned out in securities loaned vs. cash transactions 172,627 ④Long-term guarantee securities deposited 5,236 ⑤Securities pledged as collateral for short-term guarantee 2,145	(1) Securities deposited (Millions of Yen) ①Securities lent for customers' short positions in margin trading 35,395 ②Collateralized securities for loans from securities finance companies 46,794 ③Securities loaned out in securities loaned vs. cash transactions 97,453 ④Long-term guarantee securities deposited 3,991 ⑤Securities pledged as collateral for short-term guarantee 5,694
(2) Securities received (Millions of Yen) ①Securities received for customers' long positions in margin trading 601,123 ②Collateralized securities for borrowing securities from securities finance companies 3,786 ③Securities received in securities borrowed vs. cash transactions 1,551 ④Guarantee securities received from customers 536,583 ⑤Securities received as collateral for short-term guarantee 919	(2) Securities received (Millions of Yen) ①Securities received for customers' long positions in margin trading 395,534 ②Collateralized securities for borrowing securities from securities finance companies 3,087 ③Securities received in securities borrowed vs. cash transactions 1,423 ④Guarantee securities received from customers 434,479 ⑤Securities received as collateral for short-term guarantee 2,594
※4 The Company accounts for a Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to Article 51 of the Securities Exchange Law.	※4 The Company accounts for a Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to Article 51 of the Securities Exchange Law.

As of March 31, 2006	As of March 31, 2007
※5 Common stock authorized and outstanding Number of authorized shares: 1,050,000,000 Number of outstanding shares: 268,281,485	―――――
※6 Treasury stock held by the Company is as follows: Common stock 31,426 shares	―――――
7 By applying Article 124-3 of the Japanese Commercial Code, the Company recognized 822 million yen of the increase of net equity.	―――――

Notes to Statement of Income

Year ended March 31, 2006	Year ended March 31, 2007
※1 Breakdown of net gain on trading	※1 Breakdown of net gain on trading

Year ended March 31, 2006

※1 Breakdown of net gain on trading

	(Millions of Yen)
Stocks	(253)
Bonds	9
Total	(244)

※2 Breakdown of interest and dividend income

	(Millions of Yen)
Interest on margin trading	13,581
Interest received for the securities Lending	1,050
Others	208
Total	14,839

※3 Breakdown of interest expense

	(Millions of Yen)
Interest expense on margin trading	1,626
Interest paid for the borrowings from finance companies on margin trading	164
Interest paid	931
Others	202
Total	2,922

※4 Breakdown of transaction related expenses

	(Millions of Yen)
Commissions paid	863
Membership fees for stock exchanges and securities associations	1,504
Communications expenses	1,841
Travel and transportation expenses	12
Advertisements	770
Entertainment and social Expenses	11
Total	5,000

※5 Breakdown of employees' compensation and benefits

	(Millions of Yen)
Directors' compensation	273
Employees' compensation	817
Other compensation	315
Welfare expenses	192
Provision of allowance for Employees' bonuses	376
Total	1,974

※6 Breakdown of occupancy and rental

	(Millions of Yen)
Occupancy and rental fee	258
Equipment and instruments expenses	86
Total	344

Year ended March 31, 2007

※1 Breakdown of net gain on trading

	(Millions of Yen)
Stocks	(82)
Bonds	9
Total	(73)

※2 Breakdown of interest and dividend income

	(Millions of Yen)
Interest on margin trading	14,666
Interest received for the securities Lending	1,305
Others	857
Total	16,828

※3 Breakdown of interest expense

	(Millions of Yen)
Interest expense on margin trading	983
Interest paid for the borrowings from finance companies on margin trading	311
Interest paid	1,469
Others	221
Total	2,984

※4 Breakdown of transaction related expenses

	(Millions of Yen)
Commissions paid	747
Membership fees for stock exchanges and securities associations	1,244
Communications expenses	2,248
Travel and transportation expenses	13
Advertisements	920
Entertainment and social Expenses	10
Total	5,182

※5 Breakdown of employees' compensation and benefits

	(Millions of Yen)
Directors' compensation	329
Employees' compensation	715
Other compensation	697
Welfare expenses	172
Provision of allowance for Employees' bonuses	81
Total	1,994

※6 Breakdown of occupancy and rental

	(Millions of Yen)
Occupancy and rental fee	317
Equipment and instruments expenses	111
Total	428

Year ended March 31, 2006		Year ended March 31, 2007	
※7 Breakdown of data processing and office supplies	(Millions of Yen)	※7 Breakdown of data processing and office supplies	(Millions of Yen)
Data processing and outsourcing cost of operations	7,164	Data processing and outsourcing cost of operations	8,836
Office supplies	9	Office supplies	12
Total	7,173	Total	8,848
※8 Breakdown of duties and taxes other than income taxes	(Millions of Yen)	※8 Breakdown of duties and taxes other than income taxes	(Millions of Yen)
Property taxes and automobile taxes	9	Property taxes and automobile taxes	8
Official fees	72	Official fees	88
Consumption tax	24	Consumption tax	26
Enterprise tax (reduction on VAT and capital levy)	231	Enterprise tax (reduction on VAT and capital levy)	152
Others	11	Others	6
Total	348	Total	280
※9 Breakdown of Others	(Millions of Yen)	※9 Breakdown of Others	(Millions of Yen)
Printing cost	8	Printing cost	10
Water, lighting and heating	22	Water, lighting and heating	27
Library expenses	3	Library expenses	4
Training	6	Training	5
Employee recruitment costs	3	Employee recruitment costs	6
Sales Promotions	69	Sales Promotions	74
Miscellaneous	94	Miscellaneous	59
Total	205	Total	185
※10 Breakdown of loss on sales and disposals of property and equipment	(Millions of Yen)	※10 Breakdown of loss on sales and disposals of property and equipment	(Millions of Yen)
Loss on disposals		Loss on disposals	
Equipment and instruments	33	Equipment and instruments	0
Software	52	Software	7
Others	1	Total	7
Total	87		
Loss on sales		Loss on sales	
―――――		Equipment and instruments	0
		Total	0

Notes to Statements of Changes in Net Assets

(Year ended March 31, 2007)

1. Types and number of outstanding shares and treasury stock

(Number of shares)

	Number of shares as of March. 31, 2006	Number of shares increased in the year ended March 31, 2007	Number of shares decreased in the year ended March 31, 2007	Number of shares as of March 31, 2007
Outstanding shares				
Common stock	268,281,485	901,017	–	269,182,502
Total	268,281,485	901,017	–	269,182,502
Treasury stock				
Common stock	31,426	410	–	31,836
Total	31,426	410	–	31,836

Note 1. Increase of common stock outstanding is a result of the execution of new-share purchase rights as stock options.

2. Increase of treasury stock is a result of the purchase of odd-lot shares.

2. New-share purchase rights

No relevant items.

3. Dividends

(1) Dividend payment

Date of resolution	Ordinary General Meeting of Shareholders held on June 25, 2006
Type of shares	Common stock
Amount of dividend payment	6,194 million yen
Dividends per share	23.09 yen
Date of record for dividends	March 31, 2006
Effective date	June 26, 2006

(2) Dividends for which effective date is in the year ending March 31, 2008

Date of resolution	Ordinary General Meeting of Shareholders held on June 24, 2007
Type of shares	Common stock
Source of dividends	Earned surplus
Amount of dividend payment	6,190 million yen
Dividends per share	23.00 yen
Date of record for dividends	March 31, 2007
Effective date	June 25, 2007

(5) Major Sources of Borrowings and Amounts thereof

(Millions of Yen)

Lenders	Types of borrowings	Outstanding balance as of March 31, 2006	Outstanding balance as of March 31, 2007
The Bank of Tokyo-Mitsubishi UFJ, Limited	Short-term borrowings Long-term borrowings	25,000 4,990	25,000 1,770
Sumitomo Mitsui Banking Corporation	Short-term borrowings Long-term borrowings	15,000 218	22,000 73
Resona Bank, Limited	Short-term borrowings	15,000	15,000
The Norinchukin Bank	Short-term borrowings	15,000	15,000
Mizuho Corporate Bank, Limited	Short-term borrowings	10,000	10,000
The Sumitomo Trust & Banking Co., Limited	Short-term borrowings	10,000	10,000
The Chuo Mitsui Trust and Banking Company, Limited	Short-term borrowings	—	10,000
Syndicated Loan	Long-term borrowings	33,000	33,000
Japan Securities Finance Co., Ltd	Loans from securities finance companies	161,156	42,745
Osaka Securities Finance Co., Ltd.	Loans from securities finance companies	15,910	3,731

Note: Syndicated loan is financed by the coordination of 38 financial institutions arranged by Mizuho Corporate Bank. Mizuho Corporate Bank also works as the agent for this loan.

(6) Status of Securities held by the Company

Non-trading assets and liabilities

① "Other securities" whose market value is available

(Millions of Yen)

		As of March 31, 2006			As of March 31, 2007		
		Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Those whose book value exceeds acquisition cost	(1) Stocks	152	1,533	1,381	103	1,549	1,447
	(2) Bonds	—	—	—	—	—	—
	(3) Others	—	—	—	—	—	—
	Sub total	152	1,533	1,381	103	1,549	1,447
Those whose book value does not exceed acquisition cost	(1) Stocks	—	—	—	—	—	—
	(2) Bonds	—	—	—	—	—	—
	(3) Others	—	—	—	—	—	—
	Sub total	—	—	—	—	—	—
Total		152	1,533	1,381	103	1,549	1,447

② Major securities which are not evaluated by market value

(Millions of Yen)

	As of March 31, 2006	As of March 31, 2007
	Book value	Book value
"Other securities" which are not listed on securities exchanges	401	333

Note: Securities which are not listed on securities exchanges include investment in investment funds.

(7) Status of Securities Derivative Transactions

There is no pertinent matter.

(8) Audit of the Financial Statements by Audit Corporations

The financial statements of the Company for the fiscal year ended March 31, 2006 were audited by ChuoAoyama PricewaterhouseCoopers pursuant to Article 2-1 of the "Act on Special Provisions of the Commercial Code concerning Audits of Business Corporation" and Article 193-2 of the Securities and Exchange Law and the financial statements of the Company for the fiscal year ended March 31, 2007 were audited by PricewaterhouseCoopers Aarata pursuant to Article 396-1 of the Corporation Law and Article 193-2 of the Securities and Exchange Law.

IV. Status of Management System

1. Outline of Internal Management

Translation omitted.

2. Status of Securities Custody

(1) Trusted money segregated for customers as fiduciary assets

(Millions of Yen)

Item	As of March 31, 2007
Required amount of money to be segregated for customers as fiduciary assets calculated on the latest reference date	264,064
Trusted money segregated for customers as fiduciary assets	268,014
Required amount of money to be segregated for customers as fiduciary assets calculated at the end of period	259,967

(2) Safekeeping of Securities

① Customers' securities in custody

	Domestic Securities	Overseas Securities
Stocks	1,391,276 thousand shares	397,815 thousand shares
Bonds	— million yen	— million yen
Beneficiary certificates	2 million units	2,047 million units
Others (warrant)	— million warrants	101 million warrants

② Securities borrowed and deposited from customers

Stocks	628,632 thousand shares
Bonds	— million yen
Beneficiary certificates	0 million units
Others	—

③ Safekeeping practices

Translation omitted.

3. Status of Management and the Amount of Money to be Managed Separately from the Company's Assets.

Trusted money segregated for customers as fiduciary assets

(Millions of Yen)

Item	As of March 31, 2007
Required amount of money to be segregated for customers as deposits to cover the required amounts calculated on the reference date	12,497
Deposits segregated to cover the required amounts	13,500
Required amount of money to be segregated for customers as deposits to cover the required amounts calculated at the end of period	12,558

Cash in trust of Japan Securities Finance Co., Ltd. is managed separately.

V. Status of Consolidated Subsidiaries of the Company, etc.

1. Business Group

The Company invests on the 100% share of Matsui Real Estate Co., Ltd.

2. Trade Name, Location, Shareholders' Equity and Description of Business of Subsidiaries and Affiliates of the Company

Trade name	Location	Common stock	Business involved	Voting rights held by the Company and its subsidiaries	The percentage share of voting rights owned by the Company
Matsui Real Estate Co., Ltd.	20-7, Nihombashi 1-chome, Chuo-ku, Tokyo, Tokyo	100 million yen	Administration and rental of real estate	9,000	100.0%

END